Exhibit 99.103

ENCORE ENERGY CORP.

– and –

AZARGA URANIUM CORP.

ARRANGEMENT AGREEMENT

September 7, 2021

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION
1.1	Definitions	1
1.2	Construction	11
1.3	Severability	12
1.4	Schedules	12
ARTICLE 2 THE ARRANGEMENT
2.1	Arrangement	13
2.2	Interim Order	13
2.3	Azarga Meeting	14
2.4	Azarga Circular	15
2.5	Securities Law Compliance	16
2.6	Final Order	16
2.7	Court Proceedings	16
2.8	Section 3(a)(10) Exemption	17
2.9	United States Tax Matters	18
2.10	Effective Date	18
2.11	Issue of enCore Shares	18
2.12	Options	19
2.13	Warrants	19
2.14	Withholding Taxes	20
2.15	Board Reconstitution	20
2.16	Management Reconstitution	20
2.17	Share Listing	21
2.18	Share Purchases	21
2.19	Loan	21
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF AZARGA
3.1	Representations and Warranties of Azarga	21
3.2	Survival of Representations and Warranties	35
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF ENCORE
4.1	Representations and Warranties of enCore	35
4.2	Survival of Representations and Warranties	47
ARTICLE 5 COVENANTS
5.1	Covenants of Azarga Regarding the Conduct of Business	47
5.2	Covenants of enCore Regarding the Conduct of Business	49
5.3	Covenants of enCore Relating to the Arrangement	51
ARTICLE 6 CONDITIONS
6.1	Mutual Conditions Precedent	52
6.2	Conditions to Obligations of enCore	53
6.3	Conditions to Obligations of Azarga	54
6.4	Co-operation	55
6.5	Notice and Cure	55
6.6	Merger of Conditions	55
ARTICLE 7 NON-SOLICITATION, RIGHT TO MATCH AND TERMINATION FEE
7.1	Non-Solicitation	56
7.2	Superior Proposal and Right to Match	58
7.3	Termination Fee	59
ARTICLE 8 INDEMNIFICATION AND INSURANCE
8.1	Indemnification of Directors and Officers	60
8.2	Insurance	60
8.3	Beneficiaries	60

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ARTICLE 9 AMENDMENT AND WAIVER
9.1	Amendment	60
9.2	Waiver	61
ARTICLE 10 TERMINATION
10.1	Term	61
10.2	Termination	61
10.3	Effect of Termination	62
10.4	Remedies	63
ARTICLE 11 GENERAL
11.1	Access to Information and Confidentiality	63
11.2	Expenses	63
11.3	Notice	63
11.4	Public Announcement	64
11.5	Time of Essence	64
11.6	Enurement	64
11.7	Entire Agreement	65
11.8	Governing Law	65
11.9	Prohibition Against Assignment	65
11.10	Third Party Beneficiaries	65
11.11	Further Assurances	65
11.12	Counterpart Executions and Electronic Transmissions	65
ARTICLE 1 INTERPRETATION
1.1	Definition	A-1
1.2	Other Defined Terms	A-3
1.3	Headings	A-3
1.4	Interpretation	A-3
1.5	Currency	A-3
1.6	Calculation of Days	A-3
1.7	Governing Law	A-3
1.8	Statutory References	A-4
1.9	Time	A-4
ARTICLE 2 ARRANGEMENT AGREEMENT
2.1	Arrangement	A-4
ARTICLE 3 ARRANGEMENT
3.1	Steps	A-4
ARTICLE 4 DISSENTING SHAREHOLDERS
4.1	Rights of Dissent	A-6
4.2	Recognition of Dissenting Shareholders	A-6
ARTICLE 5 OUTSTANDING CERTIFICATES
5.1	Right to Certificates	A-7
5.2	Withholding and Sale Rights	A-8
5.3	No Fractional Shares	A-8
5.4	Distributions with Respect to Unsurrendered Certificates	A-8
5.5	Extinguishment of Rights	A-9
5.6	Adjustment to the Exchange Ratio	A-9
5.7	Lost Certificates	A-9
ARTICLE 6 GENERAL
6.1	Right to Amendment	A-9
6.2	Amendments Before Meeting	A-10
6.3	Amendment After Meeting	A-10
6.4	Amendments of an Administrative Nature	A-10
6.5	Withdrawal	A-10
ARTICLE 7 FURTHER ASSURANCES
7.1	Further Assurances	A-10

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 7th day of September, 2021.

B E T W E E N:

ENCORE ENERGY CORP., a company existing under the laws of the Province of British Columbia

(“enCore”)

AND:

AZARGA URANIUM CORP., a company existing under the laws of the Province of British Columbia

(“Azarga”)

WITNESSES THAT WHEREAS:

A. enCore and Azarga have agreed to enter into a business combination pursuant to which enCore will acquire all of the Azarga Shares (as hereinafter defined) in exchange for enCore Shares (as hereinafter defined) to be completed under a plan of arrangement pursuant to Section 288 of the Business Corporation Act (British Columbia), subject to the terms and conditions of this Agreement;

B. Certain directors and senior officers of Azarga have entered into a lock-up and support agreement in favour of enCore pursuant to which such persons have agreed to vote any Azarga Shares over which they exercise control or direction in favour of the Arrangement Resolution (as hereinafter defined);

NOW THEREFORE in consideration of the mutual premises and the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions

In this Agreement and in the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set out:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, the Azarga Disclosure Letter, and other than any transactions involving only Azarga and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of Azarga, after the date hereof relating to: (a) any acquisition or sale, direct or indirect, through one or more transactions, of: (i) the assets of Azarga and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Azarga and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of Azarga and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of Azarga or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the fair market value consolidated assets of Azarga and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, could result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of Azarga; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving Azarga or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of Azarga and its subsidiaries, taken as a whole; or (d) any other similar transaction or series of transactions similar to those referred to in paragraphs (a) through (c) above, involving Azarga or any of its subsidiaries. For the purposes of the definition of “Azarga Superior Proposal”, reference in this definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “100%”;

“Act” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;

“Applicable Securities Laws” means such of the Canadian Securities Laws and the U.S. Securities Laws as are applicable to a transaction or a person;

“Arrangement” means the arrangement of Azarga under section 288 of the Act, on the terms and subject to the conditions described in the Plan of Arrangement, subject to any amendments or variations made thereto in accordance with this Agreement, the applicable provisions of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of enCore and Azarga, each acting reasonably;

“Arrangement Resolution” means the special resolution of the Azarga Shareholders approving the Plan of Arrangement to be considered by the Azarga Shareholders at the Azarga Meeting, substantially in the form set out in Schedule “B” to this Agreement;

“Azarga Board” means the board of directors of Azarga;

“Azarga Circular” means the notice of the Azarga Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Azarga Shareholders in connection with the Azarga Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Azarga Data Room Information” means all information and documents in the internet-based electronic data site established and hosted by or on behalf of Azarga and made available to enCore and its advisors, an index of which is listed in the Azarga Disclosure Letter;

“Azarga Disclosure Letter” means the disclosure letter dated the date hereof executed by Azarga and delivered to enCore;

“Azarga Eligible Persons” means collectively, Directors, Employees, Management Company Employees and Consultants (as such terms are defined in the Azarga Stock Option Plan) of Azarga;

“Azarga Material Contracts” means any contract, agreement, license, lease, arrangement or commitment to which Azarga or any Azarga Subsidiary is a party or otherwise bound that: (a) provides for obligations or entitlements of Azarga and or the Azarga Subsidiaries exceeding $100,000 in any year; (b) whose termination could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Azarga; (c) expressly limiting or restricting the ability of Azarga or the Azarga Subsidiaries to compete in, solicit in respect of, or otherwise to conduct, their respective businesses or operations in any geographic area or during any period of time; (d) contains any right of first refusal or first offer or similar right or that limits in any material respect the ability of Azarga or the Azarga Subsidiaries to own, operate, sell, pledge or otherwise dispose of material assets, property or the business of Azarga and the Azarga Subsidiaries, taken as a whole; (e) is a financial risk management contract, such as currency, commodity or interest related hedge contracts; (f) provides for the termination, acceleration of payment or other special rights upon the occurrence of a change in control of Azarga; (g) is a shareholder, joint venture or partnership agreement; or (h) is with an affiliate of Azarga or any other person with whom Azarga does not deal at arm’s length within the meaning of the Income Tax Act, other than a contract between Azarga and a wholly-owned subsidiary of Azarga or between two or more wholly-owned subsidiaries of Azarga;

“Azarga Locked-up Shareholders” means certain directors and senior officers of Azarga and any other person that signs an Azarga Support Agreement;

“Azarga Meeting” means the special meeting of the Azarga Shareholders, including any adjournment or adjournments thereof, to be held pursuant to the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolution;

“Azarga Optionholders” means the holders from time to time of Azarga Options;

“Azarga Options” means options to acquire Azarga Shares granted under the Azarga Stock Option Plan;

“Azarga Public Record” means, collectively all of the documentation which has been filed by or on behalf of Azarga under Azarga’s profile at www.sedar.com with the applicable securities commissions in the Azarga Reporting Provinces since December 31, 2019 pursuant to the requirements of applicable securities laws;

“Azarga Reporting Provinces” means, collectively, the provinces of British Columbia, Alberta and Ontario;

“Azarga Securityholders” means, collectively, the Azarga Shareholders, Azarga Optionholders and Azarga Warrantholders;

“Azarga Shares” means the common shares in the authorized share capital of Azarga;

“Azarga Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(a)(ii);

“Azarga Shareholders” means the holders from time to time of Azarga Shares;

“Azarga Stock Option Plan” means Azarga’s stock option plan date July 5, 2018, which was most recently approved by the Azarga Shareholders on June 25, 2021;

“Azarga Subsidiaries” means, collectively, Powertech (USA) Inc. (South Dakota), URZ Energy Corp. (British Columbia), Ucolo Exploration Corp. (Utah), Azarga Resources Ltd. (BVI), Azarga Resources (Hong Kong) Limited (Hong Kong), Azarga Resources Canada Ltd. (British Columbia), and Azarga Resources USA Company (Colorado);

“Azarga Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or Persons, that is not obtained in violation of this Agreement, to acquire 100% of the outstanding Azarga Shares (other than Azarga Shares beneficially owned by the Person or Persons making such Acquisition Proposal) or all or substantially all of the assets of Azarga and its Subsidiaries on a consolidated basis made after the date of this Agreement: (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or Persons making such Acquisition Proposal; (ii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the board of directors of Azarga that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iii) that is not subject to any due diligence condition; and (iv) in respect of which, the board of directors of Azarga determines, in its good faith judgment, after receiving the advice of its financial and legal advisors and after taking into account all the terms and conditions of such Acquisition Proposal and all factors and matters considered appropriate in good faith by the board of directors of Azarga, that it would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to Azarga shareholders, than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by enCore pursuant to Subsection 7.2(b).

“Azarga Support Agreements” means the voting support agreements dated as of the date hereof in the form provided to Azarga and duly executed by enCore and each of the Azarga Locked-up Shareholders;

“Azarga Warrantholders” means the holders from time to time of Azarga Warrants;

“Azarga Warrants” means warrants to acquire Azarga Shares;

“Board” means in respect of any Party, its board of directors;

“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in the Province of British Columbia on which banks are open for business in the City of Vancouver;

“Canadian Securities Laws” means: (a) the Securities Act (British Columbia) or the equivalent legislation in each Province and Territory of Canada; (b) the rules, regulations, instruments and policies adopted by the securities regulatory authority of any Province or Territory of Canada, as amended from time to time; and (c) the TSX Company Manual and the policies of the TSXV, each as amended from time to time;

“Change in Recommendation” means the circumstances where, prior to Azarga having obtained the Azarga Shareholder Approval, the Board of Azarga (a) fails to unanimously recommend or withdraws, amends, modifies, qualifies, or changes in a manner adverse to enCore, or publicly proposes to or publicly state that it intends to withdraw, amend, modify, qualify or change in a manner adverse to enCore, its approval or recommendation of the Arrangement; (b) fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within five (5) Business Days (and in any case prior to the Azarga Meeting) after having been requested in writing by enCore to do so; or (c) in the event of a publicly announced Acquisition Proposal, fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within five (5) Business Days after any such announcement of an Acquisition Proposal (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days after any such announcement of an Acquisition Proposal (or beyond the date which is one day prior to the Azarga Meeting, if sooner) shall be considered an adverse modification);

“Confidentiality Agreement” means the confidentiality agreement between enCore and Azarga dated January 26, 2021;

“Consideration Securities” means, collectively, the Consideration Shares and the Replacement Options;

“Consideration Shares” means the enCore Shares to be issued in exchange for Azarga Shares pursuant to the Arrangement;

“Contaminant” means any pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other matter including any of the foregoing, as defined or described as such pursuant to any Environmental Law;

“Court” means the Supreme Court of British Columbia;

“Crownpoint and Hosta Butte Uranium Project” means enCore’s uranium project located in the Grants Uranium District of McKinley County, New Mexico, USA, where enCore owns a 100% mineral interest in the region comprised of the approximately 113,000 acre McKinley Properties and adjacent 3,020-acre Crownpoint and Hosta Butte resource area;

“Crownpoint and Hosta Butte Uranium Technical Report” means the technical report, titled, “Crownpoint and Hosta Butte Uranium Project Mineral Resource Technical Report, McKinley County, New Mexico, USA, Mineral Resource Technical Report – National Instrument 43-101,” dated May 14, 2012, and authored by Douglas L. Beahm, Peng;

“Depositary” means any trust company, bank or financial institution agreed to in writing between enCore and Azarga for the purpose of, among other things, exchanging certificates representing Azarga Shares for certificates representing Consideration Shares in connection with the Arrangement;

“Depositary Agreement” means a depositary agreement to be dated on or prior to the Effective Date between enCore, Azarga, and the Depositary, pursuant to which the Depositary agrees to act in the capacity of the Depositary for the purposes of the Plan of Arrangement, and to undertake the actions of the Depositary provided for therein;

“Dewey Burdock Project” means Azarga’s Dewey-Burdock ISR Project (Project) located in Custer and Fall River Counties in South Dakota, USA, as more particularly described in the Dewey Technical Report;

“Dewey Technical Report” means the NI 43-101 compliant technical report entitled “NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA” dated January 17, 2020 with an effective date of December 3, 2019 prepared by Douglass H. Graves, P.E. and Steve Cutler, P.G.;

“Dissent Rights” means the rights of dissent exercisable by the Azarga Shareholders in respect of the Arrangement described in the Plan of Arrangement;

“enCore Board” means the board of directors of enCore;

“enCore Data Room Information” means all information and documents in the internet-based electronic data site established and hosted by or on behalf of enCore and made available to Azarga and its advisors, an index of which is listed in the enCore Disclosure Letter;

“enCore Disclosure Letter” means the disclosure letter dated the date hereof executed by enCore and delivered to Azarga;

“enCore Material Contracts” means any contract, agreement, license, lease, arrangement or commitment to which enCore or any enCore Subsidiary is a party or otherwise bound that: (a) provides for obligations or entitlements of enCore and or the enCore Subsidiaries exceeding $100,000 in any year; (b) whose termination could, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on enCore; (c) expressly limiting or restricting the ability of enCore or the enCore Subsidiaries to compete in, solicit in respect of, or otherwise to conduct, their respective businesses or operations in any geographic area or during any period of time; (d) contains any right of first refusal or first offer or similar right or that limits in any material respect the ability of enCore or the enCore Subsidiaries to own, operate, sell, pledge or otherwise dispose of material assets, property or the business of enCore and the enCore Subsidiaries, taken as a whole; (e) is a financial risk management contract, such as currency, commodity or interest related hedge contracts; (f) provides for the termination, acceleration of payment or other special rights upon the occurrence of a change in control of enCore; (g) is a shareholder, joint venture or partnership agreement; or (h) is with an affiliate of enCore or any other person with whom enCore does not deal at arm’s length within the meaning of the Income Tax Act, other than a contract between enCore and a wholly-owned subsidiary of enCore or between two or more wholly-owned subsidiaries of enCore;

“enCore Options” means options granted to acquire enCore Shares;

“enCore Post-Consolidated Shares” means the enCore Shares after giving effect to the enCore Share Consolidation;

“enCore Preferred Shares” means the preferred shares in the authorized share capital of enCore;

“enCore Public Record” means collectively all of the documentation which has been filed by or on behalf of enCore under enCore’s profile at www.sedar.com with the applicable securities commissions in the enCore Reporting Provinces since December 31, 2019 pursuant to the requirements of applicable securities laws;

“enCore Reporting Provinces” means, collectively, the provinces of British Columbia, Alberta and Ontario;

“enCore Share Consolidation” means the consolidation of the enCore Shares on the basis of up to five pre-consolidation shares for every one post-consolidation share;

“enCore Shares” means the common shares in the authorized share capital of enCore;

“enCore Shareholders” means the holders from time to time of enCore Shares;

“enCore Stock Option Plan” means the enCore stock option plan, as amended from time to time;

“enCore Subsidiaries” means, collectively, enCore Energy US Corp. (Nevada), Belt Line Resources, Inc. (Texas), HRI-Churckrock, Inc. (Delaware), Hydro Restoration Corporation (Delaware), Metamin Enterprises US Inc. (Nevada), Neutron Energy, Inc. (Nevada), Tigris Uranium US Corp. (Nevada), Uranco, Inc. (Delaware), Uranium Resources, Inc. (Delaware), URI Inc. (Delaware), Cibola Resources, LLC (Delaware), Group 11 Technologies Inc. (Delaware), and Group 11 Technologies Canada Inc. (British Columbia);

“Effective Date” has the meaning ascribed thereto in Section 2.10;

“Effective Time” means the time on the Effective Date when the Arrangement will be deemed to be completed as may be agreed to by the Parties and as denoted on the filings with the Registrar, to the extent that such filings are required;

“Employee Plan” means any:

(a)	pension, retirement, deferred compensation, registered retirement savings plan, savings, profit-sharing, stock option, stock purchase, bonus, incentive, vacation pay, severance pay, supplemental unemployment benefit, employee assistance, death benefit or other employee or post-retirement benefit plan, trust, arrangement, contract, agreement, policy or commitment (including any arrangement to provide pension benefits in excess of the maximum amounts which are allowed under the Income Tax Act to be provided through a registered pension plan) from which current or former employees or consultants of a Party or any of its Subsidiaries (or their affiliates), in Canada or any other country, benefit or have the potential to benefit; or

(b)	group or individual insurance policy or coverage (including self-insured coverage) for accident and sickness or life insurance (including any individual insurance policy under which any employee or former employee of a Party or any of its Subsidiaries is the named insured and as to which a Party or any of its Subsidiaries makes premium payments, whether or not the Party or any of its Subsidiaries is the owner, beneficiary or both of that policy), or other insured or covered expense reimbursement coverage, from which current or former employees or consultants of a Party or any of its Subsidiaries (or their affiliates), in Canada or any other country, benefit or have the potential to benefit, which is intended to provide or does provide benefits to any or all current or former employees or consultants of a Party or any of its Subsidiaries (or their affiliates), and to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries (or any of the rights, properties or assets of a Party or any of its Subsidiaries) is bound, or with respect to which a Party or any of its Subsidiaries has any liability or potential liability, whether or not any of the foregoing is funded or unfunded, written or oral, formal or informal, and whether or not a Party or any of its Subsidiaries still maintains such plan, trust, arrangement, contract, agreement, policy or commitment;

“Encumbrance” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, adverse rights or claims, other third-party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Environment” includes the air (including all layers of the atmosphere), land (including soil, sediment deposited on land, fill, and lands submerged under water), and water (including oceans, lakes, rivers, streams, groundwater, and surface water);

“Environmental Activity” means any past or present activity, event or circumstance in respect of a Contaminant, including, without limitation, the storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation thereof, or the release, escape, leaching, dispersal or migration thereof into the natural environment, including the movement through or in the air, soil, surface water or groundwater;

“Environmental Laws” means any and all applicable federal, provincial, municipal or local laws, statutes, regulations, treaties, orders, judgments, decrees, ordinances, official directives and all authorizations relating to the environment, occupational health and safety, or any Environmental Activity;

“Environmental Permits” means all permits or program participation requirements with or from any Governmental Authority under any Environmental Laws;

“Final Order” means the final order of the Court under Section 291 of the Act, in a form acceptable to both Azarga and enCore, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Azarga and enCore, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that such that any such amendment is acceptable to both Azarga and enCore, each acting reasonably);

“Gas Hills Technical Report” means technical report titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Gas Hills Uranium Project, Fremont and Natrona Counties, Wyoming, USA” with an effective date of June 28, 2021;

“Gas Hills Uranium Project” means Azarga’s Gas Hills uranium project located in Fremont and Natrona Counties, Wyoming, USA, as more particularly described in the Gas Hills Technical Report;

“Governmental Authority” means any (a) multinational, federal, provincial, state, county, regional, municipal, local or other government, governmental or public department or ministry, central bank, court, tribunal, arbitral body, commission, commissioner, stock exchange, board, official, minister, bureau or agency, whether domestic or foreign; (b) subdivision, agent or representative of any of the foregoing; or (c) quasi-governmental or private body exercising any administrative, regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means, collectively, any contaminant, toxic substance, dangerous goods, or pollutant or any other substance that when Released to the natural environment is likely to cause, at some immediate or future time, material harm or degradation to the natural environment or material risk to human health, including (a) any petroleum substances, radioactive materials, asbestos, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined under Environmental Laws as or included in the definition of “hazardous substances”, “hazardous wastes”, “hazardous materials”, “restricted hazardous materials”, “extremely hazardous substances”, “toxic substances”, “contaminants” or “pollutants” or words of similar meaning and regulatory effect; or (c) any other chemical, material or substance, exposure to which is prohibited, limited, or regulated by any Environmental Law;

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis;

“Income Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as amended;

“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by Section 2.2, in a form acceptable to both Azarga and enCore, each acting reasonably, and containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Azarga Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification, supplement or variation is acceptable to both Azarga and enCore, each acting reasonably);

“Key Third Party Consents” means those consents and approvals required from any third party to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in the Azarga Disclosure Letter and the enCore Disclosure Letter, as applicable;

“Law” or “Laws” means all:

(a)	laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies or guidelines;

(b)	judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, orders, decisions, rulings, decrees or awards, including general principles of common and civil law; and

(c)	terms and conditions of any grant of approval, permission, authority or licence of any Governmental Authority,

domestic or foreign, and the term “Applicable” with respect to such Laws and in a context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property, assets or securities and emanate from a Governmental Authority having jurisdiction over the person or persons or its or their business, undertaking, property, assets or securities;

“Marquez-Juan Tafoya Uranium Project” means enCore’s advanced-stage exploration property located within the Grants Uranium Mineral District of northwest New Mexico, approximately 50 miles west-northwest of Albuquerque, New Mexico, consisting of two adjacent properties: Marquez and Juan Tafoya;

“Marquez-Juan Technical Report” means the technical report entitled “MARQUEZ-JUAN TAFOYA URANIUM PROJECT 43-101 Technical Report Preliminary Economic Assessment” dated and with an effective date of June 9, 2021, prepared by Douglas L. Beahm, P.E., P.G., BRS Inc. and Terence P. McNulty, PE, PHD, McNulty and Associates;

“Material Adverse Change” means, in respect of any Party, any one or more changes, events or occurrences, and “Material Adverse Effect” means, in respect of any Party, any one or more changes, effects, events or occurrences, which, in either case, either individually or in the aggregate, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties or financial condition of that Party and its Subsidiaries, on a consolidated basis, except any change, effect, event or occurrence resulting from or relating to: (a) the public announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder or, in the case of Azarga, communication by enCore of its plans or intentions with respect to Azarga and/or any of its Subsidiaries; (b) any change in Applicable Laws or in the interpretation thereof by any Governmental Authority (other than orders, judgments or decrees against the Party and its Subsidiaries) or in IFRS; (c) any natural or man-made disaster; (d) conditions affecting the mining industry generally or the price of uranium or other relevant metals; (e) general economic, financial, currency exchange, securities or commodity market conditions; (f) any act of terrorism or outbreak or escalation of hostilities or armed conflict; (g) any epidemic, pandemic, disease, outbreak of illness (including COVID-19), including the worsening thereof, other health crisis or public health event; (h) any action taken (or omitted to be taken) by such Party: (i) pursuant to applicable Law or (ii) at the written request of the other Party, or with the prior written consent of the other Party to the extent such action directly causes or results in the change, effect, event or occurrence; or (i) any change in the market price of the Azarga Shares or the enCore Shares, as applicable, (it being understood, without limiting the applicability of paragraphs (a) to (i), that the cause or causes of any such change in the market price of the Azarga Shares or enCore Shares may constitute, in and of itself, a Material Adverse Change or Material Adverse Effect and may be taken into account in determining whether a Material Adverse Change or Material Adverse Effect has occurred), provided further that any change, effect, event or occurrence referred to in paragraphs (b) to (h) does not relate primarily only to (or have the effect of relating primarily only to) such Party or have a materially disproportionate effect on such Party and its Subsidiaries (on a consolidated basis) relative to comparable mining companies; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” or a “Material Adverse Change” has occurred;

“material fact” has the meaning attributed to such phrase in the Securities Act (British Columbia);

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Mineral Rights” means all rights, whether contractual or otherwise, for the exploration for, or exploitation or extraction of, mineral resources and reserves, including any claims, concessions, exploration licenses, exploitation licenses, prospecting permits, mining leases and mining rights, together with surface rights, water rights, royalty interests, fee interests, joint venture interest and other leases, rights of way and enurements related to any such rights;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“Parties” means Azarga and enCore, and any other person who becomes a party to this Agreement, and “Party” means any of them;

“person” is to be construed generally and includes any natural person, partnership, limited partnership, limited liability partnership, estate, body corporate, limited liability company, unlimited liability company, joint stock company, trust, estate, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning;

“Outside Date” means November 30, 2021;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content annexed as Schedule “A” to this Agreement as from time to time amended, supplemented or restated in accordance with this Agreement, the Plan of Arrangement or at the direction of the Court in the Final Order with the consent of the Parties, each acting reasonably;

“Registrar” means the “registrar” as defined in the Act;

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, or allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

“Replacement Options” means options to acquire enCore Shares that will be granted by enCore to holders of Azarga Options pursuant to the Arrangement;

“Representatives” means, collectively, the directors, officers, employees, counsel, accountants, financial advisors, consultants, agents and other authorized representatives of a Party or its Subsidiaries;

“Rosita Project” means the uranium processing plant and associated well fields located in Duval County, Texas, about 14 miles southeast of the town of Freer and 60 miles west-northwest of the city of Corpus Christi on a 200-acre tract of land owned by enCore;

“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in each of the provinces and territories of Canada;

“Subsidiary” means, with respect to a specified body corporate, any body corporate, partnership, limited partnership, trust or other entity controlled, directly or indirectly, by such body corporate and, for the purpose of this definition, “control” means the direct or indirect possession of the power to direct or cause the direction of the management and policies of another, whether through the ownership of voting securities, by contract or otherwise;

“Superior Proposal Notice” has the meaning given to such term in Subsection 7.2(a)(iii);

“Tax Returns” means all returns, declarations, reports, information returns and statements required to be filed with any taxing authority relating to Taxes, including any attached schedules, claim for refund, amended return or declarations of estimated Tax;

“Taxes” means all taxes, fees, imports, assessments or charges of any kind whatsoever and however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any Governmental Authority, which Taxes include all income taxes (including any tax on or based upon net income, gross income, income that is specifically defined, earnings, profits or selected items of income), capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, social security premiums, workers’ compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties, pension or health plan assessments, mining taxes, mining or mineral royalties, governmental charges and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its Subsidiaries is required to pay, withhold or collect;

“Termination Fee” means $4,000,000;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Person” has the meaning ascribed thereto in Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended; and

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Securities Exchange Act and any applicable state securities laws.

1.2 Construction

In this Agreement, unless otherwise expressly stated or the context or the subject matter otherwise requires:

(a)	the division of this Agreement into Articles, Sections and Subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof;

(b)	the words “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement as a whole and not to any particular Article, Section, Subsection or other part hereof and references to an “Article”, “Section”, “Subsection” or “Schedule” followed by a number and/or letter refers to the specified Article, Section or Subsection of, or Schedule to, this Agreement;

(c)	words importing the singular include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, general and limited partnerships, trusts, unincorporated associations or organizations, Governmental Authorities and other legal entities;

(d)	references to “include”, “includes”, “including” or “in particular” will be deemed to be followed by the words “without limitation”;

(e)	a reference to “approval”, “authorization” or “consent” in this Agreement means written approval, authorization or consent;

(f)	reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted, supplemented or replaced and includes any regulation, rule or other subordinate legislation made thereunder, as such regulation, rule or subordinate legislation may from time to time be amended, supplemented or replaced;

(g)	if any date on which any action is required or permitted to be taken under this Agreement is not a Business Day, such action will be required or permitted to be taken on the next succeeding Business Day;

(h)	unless otherwise indicated, all references in this Agreement to sums of money are expressed and will be payable in lawful money of Canada;

(i)	all accounting terms used in this Agreement have the meanings attributable to them under IFRS and all determinations of an accounting nature required to be made will be made in a manner consistent with IFRS;

(j)	references to “the knowledge of Azarga” means the actual knowledge of Azarga’s President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable inquiry within Azarga and its subsidiaries and references to “the knowledge of enCore” means the actual knowledge of enCore’s Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, in each case after reasonable inquiry within enCore and its subsidiaries;

(k)	reference to the “ordinary course of business”, or any variation thereof, of any person refers to the business of such person, carried on in the regular and ordinary course, including commercially reasonably and business-like actions that are in the regular and ordinary course of business for a company operating in the industry in which such business is conducted; and

(l)	where a word, term or phrase is defined in this Agreement, its derivatives or other grammatical forms have a corresponding meaning.

1.3 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, then:

(a)	that provision will (to the extent of the invalidity, illegality or unenforceability) be deemed severed from this Agreement and will be given no effect;

(b)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the invalid, illegal or unenforceable provisions thereof; and

(c)	the Parties will use all reasonable commercial efforts to replace each invalid, illegal or unenforceable provision with a valid, legal and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid, illegal or unenforceable provision.

1.4 Schedules

The following schedules are attached to this Agreement and will be deemed to be incorporated in and form a part hereof:

Schedule	Title
Schedule “A”	Plan of Arrangement
Schedule “B”	Arrangement Resolution
Schedule “C”	Form of Loan Agreement

ARTICLE 2

THE ARRANGEMENT

2.1 Arrangement

Azarga and enCore agree that the Arrangement shall be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Notwithstanding the foregoing, Azarga and enCore agree to act reasonably to amend the terms of the Arrangement if required to accommodate tax advice at any time prior to the application to the court seeking the Interim Order.

2.2 Interim Order

(a)	As soon as reasonably practicable following the execution of this Agreement and in any event no later than the date that is four weeks after the date of this Agreement, unless otherwise mutually agreed by the Parties, Azarga shall apply to the Court in a manner acceptable to enCore, acting reasonably, pursuant to section 291 of the Act and, with the assistance of enCore, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Azarga Meeting and for the manner in which such notice is to be provided;

(ii)	for the confirming of the record date for the determining those Azarga Shareholders entitled to notice of and to vote at the Azarga Meeting, and that such record date will not change in respect of any adjournment(s) or postponement(s) of the Azarga Meeting;

(iii)	that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Azarga Shareholders present in person or by proxy at the Azarga Meeting and, if required, by MI 61-101, minority approval in accordance with MI 61-101 and, if and to the extent required by the Court, such other approval of Azarga Securityholders as may be required (the “Azarga Shareholder Approval”);

(iv)	that, in all other respects, the terms, conditions and restrictions of the articles and notice of articles of Azarga, including the quorum requirement and other matters, shall apply in respect of the Azarga Meeting;

(v)	for the grant of Dissent Rights to those Azarga Shareholders who are registered Azarga Shareholders as contemplated in the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(vii)	that the Azarga Meeting may be adjourned or postponed from time to time by Azarga subject to the terms of this Agreement or as otherwise agreed by the Parties without the need for additional approval of the Court;

(viii)	that the Parties intend to rely upon Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement;

(ix)	that each Azarga Shareholder and any other affected person shall have the right to appear before the Court at the hearing of the Court to approve the application for the Final Order so long as they enter a response by the time stipulated in the Interim Order; and

(x)	for such other matters as Azarga or enCore may reasonably require, subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld, conditioned or delayed.

2.3 Azarga Meeting

(a)	Subject to the terms of this Agreement, Azarga agrees to convene and conduct the Azarga Meeting in accordance with the Interim Order, Azarga’s notice of articles, articles and Applicable Law as soon as reasonably practicable and in any event on or before the date that is forty (40) days following the date the Interim Order is issued.

(b)	Subject to the terms of this Agreement, except as required for quorum purposes or otherwise permitted under this Agreement, Azarga shall not adjourn (except as required by Law or by valid Azarga Shareholder action), postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Azarga Meeting without enCore’s prior written consent.

(c)	Subject to the terms of this Agreement, and the compliance by the directors and officers of Azarga with their fiduciary duties, Azarga will use its commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, if so requested by, and at the expense of, enCore, using recognized proxy solicitation services.

(d)	Azarga will advise enCore, as enCore may reasonably request, and if requested by enCore, on a daily basis on each of the last ten (10) Business Days prior to the date of the Azarga Meeting, as to the aggregate tally of the proxies received by Azarga in respect of the Arrangement Resolution.

(e)	Azarga will promptly advise enCore of any written notice of dissent or purported exercise by any Azarga Shareholder of Dissent Rights received by Azarga in relation to the Arrangement and any withdrawal of Dissent Rights received by Azarga and, subject to Applicable Law, any written communications sent by or on behalf of Azarga to any Azarga Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement. Azarga shall not settle any claims with respect to Dissent Rights without first consulting with enCore.

(f)	Promptly upon the request of enCore and the receipt by Azarga from enCore of all necessary documents required to be executed by it, Azarga will use commercially reasonable efforts to prepare or cause to be prepared and provide to enCore lists of the holders of all classes and series of securities of Azarga, including lists of the Azarga Shareholders and the holders of Azarga Options and Azarga Warrants, as well as a security position listing from each depositary of its securities, including The Canadian Depositary for Securities Limited and The Depository Trust Company, as applicable and will obtain and deliver to enCore thereafter on demand supplemental lists setting out any changes thereto, all such deliveries to be in printed form and, if available, in computer-readable format.

(g)	Azarga shall provide notice to enCore of the Azarga Meeting and allow enCore’s Representatives to attend the Azarga Meeting, unless such attendance is prohibited by the Interim Order.

(h)	Subject to Applicable Laws, Azarga shall promptly advise enCore of any material oral communications, and shall furnish promptly to enCore a copy of each material notice, report, schedule or other document or communication delivered, filed or received by Azarga from the TSX, any of the Securities Authorities or any other Governmental Authority in connection with, or in any way affecting, the Azarga Meeting, the Arrangement or the other transactions contemplated herein.

2.4 Azarga Circular

(a)	As promptly as reasonably practicable following execution of this Agreement, Azarga shall prepare the Azarga Circular, together with any other documents required by Applicable Laws, in compliance in all material respects with Applicable Laws, and file on a timely basis the Azarga Circular with respect to the Azarga Meeting in all jurisdictions where the same is required to be filed and mail the same as required in accordance with all Applicable Laws and the Interim Order.

(b)	Azarga will include such information in the Azarga Circular as is necessary to describe the Parties’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act to issue and exchange Consideration Shares for Azarga Shares pursuant to the Arrangement. Subject to the terms of this Agreement, the Parties will include in the Azarga Circular the unanimous recommendation of the Azarga Board that Azarga Shareholders vote in favour of the Arrangement Resolution and a statement that each director and senior officer of Azarga intends to vote all of his or her Azarga Shares (including any Azarga Shares issued upon the exercise of any Azarga Options or Azarga Warrants) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Azarga Support Agreements.

(c)	In the context of preparing the Azarga Circular, enCore shall provide to Azarga, on a timely basis, all information regarding enCore and the enCore securities, including any financial statements prepared in accordance with Applicable Laws as required by the Interim Order or Applicable Laws (including, as required by item 14.2 of Form 51-102F5) for inclusion in the Azarga Circular or in any amendments or supplements to the Azarga Circular and shall ensure that (i) no such information will include any untrue statement of a material fact or omit to state a material fact required to be stated in the Azarga Circular in order to make any information so furnished or any information concerning enCore not misleading in light of the circumstances in which it is disclosed and (ii) such information contains full, true and plain disclosure of all material facts concerning enCore and its securities. enCore shall also use commercially reasonable efforts to obtain any necessary consents from Qualified Persons and its auditors to the use of any financial or technical information required to be included in the Azarga Circular.

(d)	With respect to the information provided pursuant to Section 2.4(c), enCore shall indemnify and save harmless Azarga, Azarga Subsidiaries and any and all of their respective directors, officers, employees, auditors, accountants or representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which Azarga, Azarga Subsidiaries or any of their respective directors, officers, employees, auditors, accountants or representatives may be subject or which Azarga, Azarga Subsidiaries or any of their respective directors, officers, employees, auditors, accountants or representatives may suffer as a result of, or arising from, any misrepresentation or alleged misrepresentation contained in any information included in the Azarga Circular relating to and furnished by enCore, enCore Subsidiaries or their respective directors, officers, employees, auditors, accountants or representatives for inclusion in the Azarga Circular, including any order made, or any litigation, proceeding or governmental investigation instituted by the Securities Authorities or other Governmental Authority based on such a misrepresentation or alleged misrepresentation.

(e)	The Parties shall promptly notify each other if at any time before the Effective Date either becomes aware (in the case of Azarga only with respect to Azarga or its Subsidiaries and in the case of enCore only with respect to enCore or its Subsidiaries) that the Azarga Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Azarga Circular, and the Parties shall cooperate in the preparation of any amendment or supplement to the Azarga Circular, as required or appropriate, and Azarga shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Azarga Circular and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5 Securities Law Compliance

The Parties shall reasonably cooperate with each other in the prompt and diligent preparation of any application for regulatory approvals with the Securities Authorities and any other orders, registrations, consents, filings, rulings, exemptions, no-action letters and approvals and the preparation of any documents reasonably deemed by either of the Parties to be necessary to discharge their respective obligations under this Agreement or otherwise required or advisable under Applicable Laws in connection with the Arrangement, this Agreement or the Plan of Arrangement, including, without limitation, the Azarga Circular. enCore may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. Azarga shall use its commercially reasonable efforts to provide to enCore all information regarding Azarga and its affiliates as required by Applicable Securities Laws in connection with such filings. Azarga shall also use commercially reasonable efforts to obtain any necessary consents from any of its Qualified Persons, auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6 Final Order

If the Interim Order is obtained, and the Arrangement Resolution is passed at the Azarga Meeting as provided for in the Interim Order and as required by Applicable Law, Azarga shall, subject to the terms of this Agreement, as soon as reasonably practicable thereafter, and, in any event, within three (3) Business Days following the approval of the Arrangement Resolution at the Azarga Meeting, take all actions necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 291 of the Act.

2.7 Court Proceedings

Subject to the terms of this Agreement, the Parties will cooperate in seeking the Interim Order and the Final Order, including enCore providing Azarga on a timely basis any information required to be supplied by enCore in connection therewith. Azarga will provide enCore’s legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and shall give reasonable consideration to all such comments. Azarga will also provide enCore’s legal counsel on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on Azarga or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, Azarga will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with enCore’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require enCore to agree or consent to any increase in consideration or other modification or amendment to such filed or served materials that expands or increases enCore’s obligations set forth in any such filed or served materials or under this Agreement.

2.8 Section 3(a)(10) Exemption

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Securities issued under the Arrangement to Azarga Securityholders who are in the United States will be issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act (the “Section 3(a)(10) Exemption”). In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the terms and conditions of the Arrangement will be subject to the approval of the Court in accordance with section 288 of the Act;

(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Circular shall contain a statement advising the Azarga Securityholders that the Consideration Securities have not been registered under the U.S. Securities Act and will be issued in reliance on the Section 3(a)(10) Exemption and exemptions under applicable U.S. state securities laws and may be subject to restrictions on resale under the U.S. Securities Laws, including, as applicable, Rule 144 under the U.S. Securities Act with respect to affiliates;

(d)	the Court will be required to satisfy itself as to the procedural and substantive fairness of the terms and conditions of the Arrangement to the Azarga Securityholders subject to the Arrangement;

(e)	the Court will hold a hearing before approving the procedural and substantive fairness of the terms and conditions of the Arrangement;

(f)	the Court will have determined, prior to approving the Arrangement, that the terms and conditions of the exchanges of securities under the Arrangement are fair to the Azarga Securityholders pursuant to the Arrangement;

(g)	the order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Azarga Securityholders pursuant to the Arrangement;

(h)	Azarga will ensure that each Azarga Securityholder entitled to Consideration Securities pursuant to the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(i)	the Interim Order will specify that each person entitled to receive Consideration Securities pursuant to the Arrangement will have the right to appear before the Court so long as they enter an appearance within a reasonable time; and

(j)	the Final Order shall include statements substantially to the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of enCore Energy Corp. pursuant to the Plan of Arrangement.

“The terms and conditions of the Arrangement are procedurally and substantively fair to the securityholders of Azarga Uranium Corp. and are hereby approved by the Court.”

2.9 United States Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code (a “Reorganization”) and this Agreement is intended to be a “plan of reorganization” within the meaning of the treasury regulations promulgated under Section 368 of the U.S. Internal Revenue Code. Provided that the Arrangement qualifies as a Reorganization, each of the Parties agrees to treat the Arrangement as a Reorganization for all U.S. federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the treasury regulations promulgated under Section 368 of the U.S. Internal Revenue Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise provided in this Agreement and the Plan of Arrangement, each of the Parties agrees to act in a manner that is consistent with the Parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Internal Revenue Code for all U.S. federal income tax purposes. Notwithstanding the foregoing, none of enCore or Azarga makes any representation, warranty or covenant to any other party or to any Azarga Shareholder, holder of enCore Shares or other holder of Azarga securities or enCore securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a Reorganization or as a tax-deferred transaction for purposes of any United States state or local income tax law.

2.10 Effective Date

The Arrangement shall be effective at the Effective Time on the date (the “Effective Date”) agreed to by enCore and Azarga in writing as the effective date of the Arrangement, which date shall be no later than the fifth Business Day after the satisfaction or, where not prohibited, the waiver (subject to applicable Law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another date is agreed to in writing by the Parties, and, in any event not later than the Outside Date. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the Act.

2.11 Issue of enCore Shares

enCore will, following receipt by Azarga of the Final Order and on or prior to the Effective Time, ensure that the Depositary has been provided with sufficient enCore Shares in escrow to issue the Consideration Shares pursuant to the Arrangement.

2.12 Options

(a)	Subject to the terms and conditions of this Agreement, all unexercised Azarga Options held by Azarga Optionholders shall, as at the Effective Time pursuant to the Arrangement and in accordance with the Plan of Arrangement, be exchanged for Replacement Options.

(b)	Following the Effective Date, the Replacement Options may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person, unless an exemption is available from the registration requirements of the U.S. Securities Laws, and the holder furnishes to enCore an opinion of counsel or other evidence of exemption satisfactory to enCore, acting reasonably, to such effect.

(c)	The Replacement Options granted to Azarga Eligible Persons shall be fully vested and existing Eligible Persons that cease to be Azarga Eligible Persons concurrently with the closing of the Arrangement or within a period of twelve (12) months after the Effective Date shall have 12 months from the date they cease to be an Azarga Eligible Person to exercise such Replacement Options.

(d)	Any board members or executive management team members of enCore that resign concurrently with the closing of the Arrangement, or that resign within a period of twelve (12) months after the Effective Date of the Arrangement, will have the vesting of any enCore Options granted to them by enCore prior to July 1, 2021 accelerated, such that all of their unvested enCore Options shall be deemed vested as of the date of such resignation.

2.13 Warrants

(a)	Each holder of an Azarga Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Azarga Warrant on or after the Effective Time, in accordance with its terms, and shall accept in lieu of each Azarga Share to which such Azarga Warrantholder was theretofore entitled upon such exercise, the number of enCore Shares (the “Warrant Shares”) which such Azarga Warrantholder would have been entitled to receive at the Effective Time if, at the Effective Time, the Azarga Warrantholder had been the holder of the number of Azarga Shares to which it was entitled to upon such exercise of the Azarga Warrant.

(b)	For the period from the Effective Time until the expiry of the Azarga Warrants (in accordance with their respective terms), enCore will assume all of the covenants and obligations of Azarga under the Azarga Warrants and, in accordance with the terms and conditions of the applicable warrant certificates, do all this necessary to provide for the application of the provisions set forth in such warrant certificates, with respect to the rights and interests of the holders thereof, such that upon exercise of an Azarga Warrant the holder thereof will be entitled to receive the Warrant Shares and the Azarga Warrants will otherwise be valid and binding obligations of enCore entitling the holders thereof, as against enCore, to all the rights of such holders as set out in their respective warrant certificates, as the case may be.

(c)	Following the Effective Date, the Azarga Warrants may not be exercised in the United States or by, or on behalf or for the benefit of, a U.S. Person, unless an exemption is available from the registration requirements of the U.S. Securities Laws, and the holder furnishes to enCore an opinion of counsel or other evidence of exemption satisfactory to enCore, acting reasonably, to such effect.

2.14 Withholding Taxes

enCore and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person hereunder and from all dividends or other distributions otherwise payable to any former Azarga Shareholder such amounts as may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

2.15 Board Reconstitution

Subject to the approval of the TSXV and confirmation such Persons are eligible to act as directors pursuant to applicable Laws, as of the Effective Time, enCore and Azarga agree that the directors of enCore will consist of:

(a)	W. Paul Goranson;

(b)	William Sheriff;

(c)	Dennis Stover;

(d)	Richard Cherry;

(e)	Mark Pelizza;

(f)	William Harris; and

(g)	a nominee from the board of directors or management of Azarga, selected by enCore (the “Board Reconstitution”).

enCore agrees to take all reasonable commercial steps prior to the Effective Time to effect the Board Reconstitution effective as of the Effective Time.

2.16 Management Reconstitution

Subject to the approval of the TSXV and confirmation such Persons are eligible to act as officers pursuant to applicable Laws, as of the Effective Time, enCore and Azarga agree that the management of enCore will consist of:

(a)	W. Paul Goranson as Chief Executive Officer;

(b)	William Sheriff as Chairman;

(c)	Carrie Mierkey as Chief Financial Officer and Corporate Secretary;

(d)	Blake Steele as Strategic Advisor; and

(e)	John Mays as Chief Operating Officer of the Azarga Subsidiary (or Subsidiaries, as applicable), holding the projects in South Dakota and Wyoming

(the “Management Reconstitution”).

enCore agrees to take all reasonable commercial steps prior to the Effective Time to effect the Management Reconstitution effective as of the Effective Time. Other than the changes necessary to give effect to the Management Reconstitution and the Arrangement, all other management of enCore will remain in place at the discretion of the Chief Executive Officer of enCore. enCore will continue the employment of all Azarga personnel that wish to continue post the Effective Time. Following the closing of the Arrangement, enCore shall (and shall cause its subsidiaries to) honour all obligations under Azarga’s employment agreements and arrangements, including, without limitation, by paying to the individuals party to such agreements, in each case, such amounts as are required by such agreements and arrangements.

2.17 Share Listing

enCore covenants that following completion of the Arrangement, it will use commercially reasonable efforts to list the enCore Post-Consolidated Shares on the NYSE-AMEX or NASDAQ. Until the earlier of the Effective Time or the termination of this Agreement, enCore shall keep Azarga promptly informed as to the status, including any changes to the intentions, timing, or structure of any proposed listing of the enCore Post-Consolidated Shares on the NYSE-AMEX, NASDAQ or any other stock exchange and enCore shall respond promptly to all reasonable inquiries from Azarga with respect thereto.

2.18 Share Purchases

Notwithstanding any share purchase restrictions set out in this Agreement or any other agreement between the Parties including the Confidentiality Agreement, the Parties agree that enCore is permitted to trade Azarga Shares through the facilities of the TSX, provided that enCore will not hold greater than 9.99% of the total issued and outstanding Azarga Shares at any time after the execution date of this Agreement and the public announcement of this Agreement, and further provided that full disclosure of any such trade is made in accordance with Applicable Securities Laws.

2.19 Loan

Azarga agrees that it shall not conduct a financing whereby Azarga Shares would be offered as part of a private placement, brokered offering, or other similar means. The Parties agree that if Azarga requires additional operating funds or funds to complete a potential transaction as set out in the Azarga Disclosure Letter prior to the Effective Date of the Arrangement, enCore will, upon written request by Azarga and subject to TSXV acceptance, if required, advance funds to a maximum of $1,000,000 by way of a loan (the “Loan”) to Azarga within five (5) Business Days of receiving such request, on the terms provided in the form of loan agreement attached hereto as Schedule “C”. If Azarga allocates the Loan for operating expenses, then enCore shall approve any single expenditure in excess of $50,000 or cumulatively to any one payee designated by Azarga in excess of $75,000 or to all collective payees designated by Azarga in excess of $250,000 from the execution date of this Agreement until the Effective Date of the Arrangement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF AZARGA

3.1 Representations and Warranties of Azarga

Except as qualified in the Azarga Disclosure Letter, Azarga represents and warrants to and in favour of enCore as follows and acknowledges that enCore is relying upon these representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement and other transactions contemplated herein:

(a)	Incorporation and Organization. Each of Azarga and the Azarga Subsidiaries has been incorporated or formed, as the case may be, is organized and is a valid and subsisting corporation under the laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

(b)	Extra-provincial Registration. Each of Azarga and the Azarga Subsidiaries is licensed, registered or qualified as an extra-provincial, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)	Authorized Capital. Azarga is authorized to issue an unlimited number of Class “A” common shares of which, as of the date hereof, 237,317,173 Azarga Shares were issued and outstanding as fully paid and non-assessable shares and an unlimited number of Class “B” preference shares of which, as of the date hereof, no Class “B” preference shares were issued and outstanding.

(d)	Azarga Subsidiaries. The Azarga Subsidiaries are the only subsidiaries of Azarga. Azarga does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company that holds any assets or conducts any operations other than the Azarga Subsidiaries and Azarga beneficially owns, directly or indirectly, the percentage indicated in the Azarga Disclosure Letter of the issued and outstanding shares in the capital of the Azarga Subsidiaries which are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from Azarga of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the Azarga Subsidiaries or any other security convertible into or exchangeable for any such shares.

(e)	Listing. The Azarga Shares are listed and posted for trading on the TSX and the Frankfurt Stock Exchange, and quoted on the OTCQB market of the OTC Markets.

(f)	Certain Securities Law Matters. The Azarga Shares are listed on the TSX. Azarga is a reporting issuer or the equivalent only in the Azarga Reporting Provinces, and is not in default of any material requirement of the Canadian Securities Laws of any of such provinces. Azarga is not required to file reports with the United States Securities and Exchange Commission pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(g)	Rights to Acquire Securities. Other than as disclosed in the Azarga Disclosure Letter hereto, no person has any agreement, option, right or privilege (whether pre- emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued common shares or other securities of Azarga.

(h)	Transfer Agent. Computershare Trust Company of Canada, the Transfer Agent, has been appointed by Azarga as the registrar and transfer agent for the Azarga Shares.

(i)	Consents, Approvals and Conflicts. The execution and delivery of this Agreement, the compliance by Azarga with the provisions of this Agreement or the consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as have been, or will by the Effective Date, be obtained, or (B) such as may be required under the Applicable Securities Laws, or (C) such as may be required under the policies of the TSX will be obtained by the Effective Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which Azarga or any Azarga Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the notice of articles or articles or any other constating document of Azarga or any Azarga Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of Azarga any Azarga Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to Azarga or any Azarga Subsidiary or any of the properties or assets thereof.

(j)	Authority and Authorization. Azarga has all requisite corporate power and capacity to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and Azarga has taken, or will have taken before the Effective Date, all necessary corporate action to authorize the execution, and delivery of, and performance of its obligations under, this Agreement and to observe and perform its obligations under this Agreement in accordance with the provisions thereof.

(k)	No Material Adverse Change. Subsequent to June 30, 2021, there has not been any Material Adverse Change and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Change.

(l)	No Material Change. There is not presently any material change or change in any material fact relating to Azarga or the Azarga Subsidiaries which has not been fully disclosed to the public.

(m)	Annual Information Form. Azarga’s annual information form dated March 25, 2021 is substantially in the form required by Form 51-102F2 as prescribed by NI 51-102 and does not contain a misrepresentation.

(n)	Validity and Enforceability. This Agreement has been authorized, executed and delivered by Azarga and constitutes a valid and legally binding obligation of Azarga enforceable against Azarga in accordance with the terms hereof, except in any case as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(o)	Public Disclosure. Azarga is in compliance in all material respects with all its disclosure obligations under the Canadian Securities Laws of the Azarga Reporting Provinces (including, without limitation, all of its disclosure obligations pursuant to NI 51-102 and pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators). The Azarga Public Records are, as of the date thereof, in compliance in all material respects with the Canadian Securities Laws of the Azarga Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to Azarga and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date thereof. There is no fact known to Azarga which Azarga has not publicly disclosed which results in a Material Adverse Effect, or so far as Azarga can reasonably foresee, will have a Material Adverse Effect or materially adversely affect the ability of Azarga to perform its obligations under this Agreement.

(p)	Material Contracts. All contracts and agreements material to Azarga taken as a whole other than those entered into in the ordinary course of business and its business as presently conducted and taken as a whole have been disclosed in the Azarga Disclosure Letter.

(q)	No Cease Trade Order. No order preventing, ceasing or suspending trading in any securities of Azarga or prohibiting the issue and sale of securities by Azarga is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of Azarga, are pending, contemplated or threatened.

(r)	Accounting Controls. Azarga maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are completed in accordance with the general or a specific authorization of management or directors of Azarga; (ii) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for Azarga in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) that access to assets of Azarga and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management or directors of Azarga; (iv) that the recorded accountability for assets of Azarga and the Azarga Subsidiaries is compared with the existing assets of Azarga and the Azarga Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein; and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of Azarga’s assets that could have a material effect on its financial statements or interim financial statements.

(s)	Financial Statements. Azarga’s audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 (the “Audited Financial Statements”) and unaudited financial statements for the six-month period ended June 30, 2021 and all notes thereto (i) comply as to form in all material respects with the requirements of the applicable Canadian Securities Laws of the Azarga Reporting Provinces; (ii) present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders’ equity and other information purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in conformity with International Financial Reporting Standards, consistently applied throughout the period covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, and (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Azarga, and, except as disclosed in the Azarga Disclosure Letter there has been no change in accounting policies or practices of Azarga since June 30, 2021.

(t)	Auditors. Azarga’s auditors who audited the Audited Financial Statements and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws of the Azarga Reporting Provinces and there has not been a reportable event (within the meaning of NI 51-102) between Azarga and any such auditor.

(u)	Audit Committee. The audit committee of Azarga is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(v)	Changes in Financial Position. Other than as disclosed in the Azarga Disclosure Letter, since June 30, 2021, none of:

(i)	Azarga or any Azarga Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	Azarga or any Azarga Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business; and

(iii)	Azarga or any Azarga Subsidiary has entered into any material transaction or made a significant acquisition.

(w)	Insolvency. Neither Azarga nor any of the Azarga Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(x)	No Contemplated Changes. None of Azarga or any Azarga Subsidiary has approved or has entered into any agreement in respect of, or has any knowledge of:

(i)	The purchase of any material property or assets or any interest therein or, other than as disclosed in the Azarga Disclosure Letter, the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Azarga or any Azarga Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)	The change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of Azarga or any Azarga Subsidiary or otherwise) of Azarga or any Azarga Subsidiary, other than as contemplated herein; or

(iii)	A proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the shares of Azarga or any Azarga Subsidiary, other than as contemplated herein.

(y)	Taxes and Tax Returns. Azarga and each Azarga Subsidiary has filed in a timely manner all necessary tax returns and notices that are due and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of Azarga or any Azarga Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the best knowledge of Azarga, pending against Azarga or any Azarga Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and Azarga and each Azarga Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(z)	Compliance with Laws, Licenses and Permits. Azarga and the Azarga Subsidiaries and, to the best of Azarga’s knowledge, the directors, officers and promoters of Azarga and the Azarga Subsidiaries, respectively, have conducted and are conducting Azarga’s and the Azarga Subsidiaries’ respective businesses in compliance in all material respects with all applicable laws, regulations and statutes (including without limitation, all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) in the jurisdictions in which they carry on business and which would reasonably be expected to materially affect Azarga or any of the Azarga Subsidiaries, taken as a whole, Azarga has not received a notice of non- compliance, or knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of Azarga or the Azarga Subsidiaries, taken a whole or the business or legal environment under which Azarga or any of the Azarga Subsidiaries operates.

(aa)	No Notice of Non-Compliance. No notice with respect to any of the matters referred to in Subsection 3.1(bb), including any alleged violations by Azarga with respect thereto has been received by Azarga, and to the best of the knowledge of Azarga, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of Azarga is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on Azarga and to Azarga’s knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by Azarga, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(bb)	Agreements and Actions. None of Azarga or any Azarga Subsidiary is in violation of any term of any constating document thereof in any material respect. Neither Azarga nor any Azarga Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could reasonably be expected to, result in any Material Adverse Effect, neither Azarga nor any Azarga Subsidiary is in default in the payment of any material obligation owed which is now due, if any, and there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of Azarga after due inquiry, pending which, either in any case or in the aggregate, might result in any Material Adverse Effect or which places, or could reasonably be expected to place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by Azarga pursuant thereto.

(cc)	Material Properties. The Dewey Burdock Project and the Gas Hills Uranium Project are the only properties which Azarga currently considers to be “material” in which Azarga has an interest and Azarga (or one of the Azarga Subsidiaries) is the absolute legal and beneficial owner of, and has good and marketable title to, the interests in the Dewey Burdock Project and the Gas Hills Uranium Project or assets as described in the Azarga Public Records, and except as disclosed in the Azarga Disclosure Letter or Azarga Public Records, such interests are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no other property rights are necessary for the conduct of the activities of Azarga on the Dewey Burdock Project and Gas Hills Uranium Project as currently conducted, and Azarga does not know of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the Azarga Disclosure Letter or Azarga Public Records.

(dd)	Property Agreements. Except as disclosed in the Azarga Disclosure Letter or Azarga Public Records, any and all of the agreements and other documents and instruments pursuant to which Azarga holds the Dewey Burdock Project (including any interest in, or right to earn an interest in, any of the Dewey Burdock Project) and Gas Hills Uranium Project (including any interest in, or right to earn an interest in, any of the Gas Hills Uranium Project) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable against Azarga in accordance with the terms thereof, Azarga is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and each of the Dewey Burdock Project and Gas Hills Uranium Project is in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; all material leases, licences and claims pursuant to which Azarga derives the interests in such property and assets are in good standing and, to the knowledge of Azarga, there has been no material default under any such lease, licence or claim. The Dewey Burdock Project (or any interest in, or right to earn an interest in, any property) and Gas Hills Uranium Project (or any interest in, or right to earn an interest in, any property) are not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the Azarga Disclosure Letter or Azarga Public Records. All interests of Azarga in the Dewey Burdock Project and surface rights for exploration and exploitation, as applicable, overlying the Dewey Burdock Project, and all interests of Azarga in the Gas Hills Uranium Project and surface rights for exploration and exploitation, as applicable, overlying the Gas Hills Uranium Project are fairly and accurately described in the Azarga Public Records and except as set out in the Azarga Disclosure Letter or Azarga Public Records, are owned or held by Azarga as owner thereof with good title; in good standing; valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them and no other material property rights are necessary for the conduct of Azarga’s business as it is currently being conducted, and there are no material restrictions on the ability of Azarga to use any such property rights except as set out in the Azarga Disclosure Letter or Azarga Public Records, and Azarga does not know of any claim or basis for a claim that may adversely affect such rights in any material respects, except as set out in the Azarga Disclosure Letter or Azarga Public Records.

(ee)	Dewey Burdock Rights. Azarga holds or controls (directly or through one of the Azarga Subsidiaries) interests in respect of the property purchase agreements, leases and/or claims comprising the Dewey Burdock Project (the “Dewey Burdock Rights”) under valid, subsisting and enforceable documents; to the knowledge of Azarga, all concessions, leases or claims and permits relating to the Dewey Burdock Project in which Azarga has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; Azarga has or is applying for all surface rights, access rights and other necessary rights and interests relating to the Dewey Burdock Project as are appropriate in view of the rights and interest therein of Azarga and necessary for Azarga’s current activities thereon, with only such exceptions as do not materially interfere with the use made by Azarga of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of Azarga or one of the Azarga Subsidiaries or its or their contractual partners; Azarga does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the Azarga Disclosure Letter. The description of the Dewey Burdock Rights, as disclosed generally in the Azarga Public Records, constitutes an accurate and complete description of all material Dewey Burdock Rights held by Azarga.

(ff)	Gas Hills Uranium Rights. Azarga holds or controls (directly or through one of the Azarga Subsidiaries) interests in respect of the property purchase agreements, leases and/or claims comprising the Gas Hills Uranium Project (the “Gas Hills Uranium Rights”) under valid, subsisting and enforceable documents; to the knowledge of Azarga, all concessions, leases or claims and permits relating to the Gas Hills Uranium Project in which Azarga has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; Azarga has or is applying for all surface rights, access rights and other necessary rights and interests relating to the Gas Hills Uranium Project as are appropriate in view of the rights and interest therein of Azarga and necessary for Azarga’s current activities thereon, with only such exceptions as do not materially interfere with the use made by Azarga of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of Azarga or one of the Azarga Subsidiaries or its or their contractual partners; Azarga does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the Azarga Disclosure Letter. The description of the Gas Hills Uranium Rights, as disclosed generally in the Azarga Public Records, constitutes an accurate and complete description of all material Gas Hills Uranium Rights held by Azarga.

(gg)	Mining Works. All assessments or other work required to be performed in relation to the mining claims and the mining rights of Azarga in order to maintain its interests in the Dewey Burdock Project and Gas Hills Uranium Project to date, if any, have been performed to date and Azarga has complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to legal, contractual obligations to third parties in this regard except in respect of mining claims and mining rights that Azarga intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement.

(hh)	Operations. To Azarga’s knowledge, all operations on the Dewey Burdock Project and Gas Hills Uranium Project and its other properties have been conducted in all material respects in accordance with good mining, exploration and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(ii)	Insurance. Azarga maintains customary commercial general liability insurance and all of the policies in respect of such insurance are in amounts and on terms that in the view of Azarga’s management are reasonable for companies of a similar size operating in the mining industry and are in good standing in all material respects and not in default in any material respect.

(jj)	Royalties. Except as set out in the Azarga Public Records or the Azarga Disclosure Letter, Azarga does not have any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its material property rights. All rentals, payment and obligations, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Dewey Burdock Project and Gas Hills Uranium Project have been properly and timely paid.

(kk)	No Disputes. Except as set out in the Azarga Disclosure Letter, there are no material disputes or disagreements between Azarga and indigenous, aboriginal or community groups in relation to the Dewey Burdock Project, Gas Hills Uranium Project and Azarga’s operations thereon.

(ll)	Preparation of Technical Reports. Azarga made available to the respective authors thereof prior to the issuance of the Dewey Technical Report and Gas Hills Technical Report, for the purpose of preparing the Dewey Technical Report and Gas Hills Technical Report, as applicable, all information requested, and to the knowledge and belief of Azarga, no such information contained any material misrepresentation as at the relevant time the relevant information was made available; except as otherwise disclosed in the Azarga Disclosure Letter.

(mm)	Content of Technical Reports. To the best of Azarga’s knowledge, the Dewey Technical Report and Gas Hills Technical Report accurately and completely set~~s~~ forth all material facts relating to the properties that are subject thereto as at the date of such report; since the date of preparation of the Dewey Technical Report and Gas Hills Technical Report there has been no change, to the best of Azarga’s knowledge, except as otherwise disclosed in the Azarga Disclosure Letter, that would disaffirm or change any aspect of the Dewey Technical Report or the Gas Hills Technical Report in any material respect.

(nn)	NI 43-101. Azarga is in compliance with NI 43-101 in all material respects in connection with the Dewey Burdock Project and Gas Hills Uranium Project and, other than the Dewey Burdock Project and Gas Hills Uranium Project, Azarga does not hold any interest in a mineral property that is material to Azarga for the purposes of NI 43-101.

(oo)	Legislation. Azarga is not aware of any proposed material changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of Azarga.

(pp)	No Defaults. Other than as set out in the Azarga Disclosure Letter or Azarga Public Records, none of Azarga or any Azarga Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstances exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which Azarga or any Azarga Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could have a Material Adverse Effect.

(qq)	Compliance with Employment Laws. Azarga and each Azarga Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning Azarga or any Azarga Subsidiary or result in a Material Adverse Effect, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of Azarga after due inquiry, threatened against Azarga or any Azarga Subsidiary, no union representation question exists respecting the employees of Azarga or any Azarga Subsidiary and no collective bargaining agreement is in place or currently being negotiated by Azarga or any Azarga Subsidiary, neither Azarga nor any Azarga Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under any employment or human rights legislation in any jurisdiction in which Azarga or any Azarga Subsidiary carries on business or has employees, other than as disclosed in the Azarga Disclosure Letter, no employee has any agreement as to the length of notice required to terminate his or her employment with Azarga or any Azarga Subsidiary in excess of 24 months or equivalent compensation and all benefit and pension plans of Azarga or any Azarga Subsidiary are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(rr)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by Azarga or any Azarga Subsidiary for the benefit of any current or former officer, director, employee or consultant of Azarga has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(ss)	Key Person Compensation. The directors, officers and key employees of Azarga and the compensation arrangements with respect to Azarga’s Named Executive Officers are as disclosed in the Azarga Public Records or in the Azarga Disclosure Letter, and except as disclosed in the Azarga Public Records or in the Azarga Disclosure Letter, there are no pension, profit sharing or other deferred compensation plans of any kind whatsoever affecting Azarga.

(tt)	Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of Azarga or any Azarga Subsidiary have been accurately reflected in the books and records of Azarga.

(uu)	Work Stoppage. There has not been, and there is not currently, any labour trouble which is having a Material Adverse Effect or could reasonably be expected to have a Material Adverse Effect.

(x)	Environmental Compliance. Except as disclosed in the Azarga Disclosure Letter or Azarga Public Records:

(i)	the property, assets and operations of Azarga and the Azarga Subsidiaries comply in all material respects with all applicable Environmental Laws;

(ii)	Azarga and the Azarga Subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, regulations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses as currently carried on by Azarga and the Azarga Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and, to the best knowledge of Azarga, neither Azarga nor any Azarga Subsidiary is in material default or breach of any Environmental Permit and, to the best of the knowledge of Azarga, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(iii)	Azarga and the Azarga Subsidiaries do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either Azarga or any Azarga Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, Azarga is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither Azarga nor any Azarga Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iv)	Azarga and the Azarga Subsidiaries have not given or filed any notice under any federal, provincial or local law with respect to any Environmental Activity, none of Azarga or any Azarga Subsidiary has any material liability (whether contingent or otherwise) in connection with any Environmental Activity and, to the knowledge of Azarga, no notice has been given under any federal, state, provincial or local law or of any material liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting Azarga or any Azarga Subsidiary or the property, assets, business or operations thereof;

(v)	Azarga and the Azarga Subsidiaries do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and to the best of the knowledge of Azarga, there are no Contaminants on any of the premises at which Azarga or any Azarga Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(vi)	Azarga and the Azarga Subsidiaries are not subject to any contingent or other material liability relating to non-compliance with Environmental Law.

(ww)	Environmental Audits. There are no current environmental audits, evaluations, assessments, studies or tests relating to Azarga except for ongoing assessments conducted by or on behalf of Azarga in the ordinary course.

(xx)	No Litigation. Other than as disclosed in Azarga Disclosure Letter or Azarga Public Records, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of Azarga after due inquiry, threatened against any of the property or assets thereof, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may result in a Material Adverse Effect or materially adversely affects the ability of any of them to perform the obligations thereof and none of Azarga or any Azarga Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a Material Adverse Effect or materially adversely affects the ability of Azarga to perform its obligations under this Agreement.

(yy)	Proceedings. The Azarga Public Records contain the requisite disclosure with respect to whether any directors or officers of Azarga is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere.

(zz)	Unlawful Payments. Neither Azarga nor any of its Azarga Subsidiaries nor, to the best knowledge of Azarga, any director, officer, agent, employee or other person associated with or acting on behalf of Azarga or any of its Azarga Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or the Foreign Corrupt Practices Act (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(aaa)	Anti-Money Laundering.

(i)	The operations of Azarga and the Azarga Subsidiaries are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which Azarga and the Azarga Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving Azarga or any of the Azarga Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of Azarga, threatened;

(ii)	Azarga has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Azarga and its operations; and

(iii)	Azarga or, to the best knowledge of Azarga, any director, officer, agent, employee, affiliate or person acting on behalf of Azarga has not been or is not currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department and Azarga will not directly or indirectly use, lend, contribute or otherwise make available any funds to Azarga or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States.

(bbb)	Intellectual Property. Azarga or the Azarga Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of Azarga, after due inquiry, neither Azarga nor any Azarga Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

(ccc)	Non-Arm’s Length Transactions. Except as disclosed in the Azarga Disclosure Letter or Azarga Public Records, neither Azarga nor any Azarga Subsidiary owes any amount to, nor has Azarga or any Azarga Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s length” (as such term is defined in the ITA) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of Azarga or any Azarga Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither Azarga nor any Azarga Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s length with Azarga and the Azarga Subsidiaries. No officer, director or employee of Azarga or any Azarga Subsidiary and no person which is an affiliate or associate of any of the foregoing persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the business of Azarga or any Azarga Subsidiary which could have a material adverse effect on the ability to properly perform the services to be performed by such person for Azarga or any Azarga Subsidiary. Except as described in the Azarga Disclosure Letter or Azarga Public Records, no officer, director, employee or securityholder of Azarga or any Azarga Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, Azarga or any Azarga Subsidiary except for claims in the ordinary and normal course of the business of Azarga or any Azarga Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to Azarga.

(ddd)	Minute Books. The minute books of Azarga and the Azarga Subsidiaries, all of which have been or will be made available to the enCore or counsel to enCore, are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of Azarga and the Azarga Subsidiaries on a consolidated basis.

(eee)	Commission. Except as disclosed in the Azarga Disclosure Letter, there is no person acting or purporting to act at the request or on behalf of Azarga that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

3.2 Survival of Representations and Warranties

The representations and warranties of Azarga and contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF ENCORE

4.1 Representations and Warranties of enCore

enCore represents and warrants to and in favour of Azarga as follows and acknowledges that Azarga is relying upon these representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement and other transactions contemplated herein:

(a)	Incorporation and Organization. Each of enCore and the enCore Subsidiaries has been incorporated or formed, as the case may be, is organized and is a valid and subsisting corporation under the laws of its jurisdiction of existence and has all requisite corporate power and capacity to carry on its business as now conducted or proposed to be conducted and to own or lease and operate the property and assets thereof.

(b)	Extra-provincial Registration. Each of enCore and the enCore Subsidiaries is licensed, registered or qualified as an extra-provincial, foreign corporation or an extra-provincial partnership, as the case may be, in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and is carrying on the business thereof in material compliance with all applicable laws, rules and regulations of each such jurisdiction.

(c)	Authorized Capital. enCore is authorized to issue an unlimited number of common shares of which, as of the date hereof, 199,479,085 enCore Shares were issued and outstanding as fully paid and non-assessable shares and an unlimited number of enCore Preferred Shares of which, as of the date hereof, no enCore Preferred shares were issued and outstanding.

(d)	enCore Subsidiaries. The enCore Subsidiaries are the only subsidiaries of enCore. enCore does not beneficially own or exercise control or direction over 10% or more of the outstanding voting shares of any company that holds any assets or conducts any operations other than the enCore Subsidiaries and enCore beneficially owns, directly or indirectly, the percentage indicated in the enCore Disclosure Letter of the issued and outstanding shares in the capital of the enCore Subsidiaries which are free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and are validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from enCore of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of any of the enCore Subsidiaries or any other security convertible into or exchangeable for any such shares.

(e)	Listing. The enCore Shares are listed and posted for trading on the TSXV and quoted on the OTCQB market of the OTC Markets.

(f)	Certain Securities Law Matters. The enCore Shares are listed on the TSXV. enCore is a reporting issuer or the equivalent only in the enCore Reporting Provinces, and is not in default of any material requirement of the Canadian Securities Laws of any of such provinces. enCore is not required to file reports with the United States Securities and Exchange Commission pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(g)	Rights to Acquire Securities. Other than as disclosed in the enCore Disclosure Letter hereto, no person has any agreement, option, right or privilege (whether pre- emptive, contractual or otherwise) capable of becoming an agreement for the purchase, acquisition, subscription for or issue of any of the unissued common shares or other securities of enCore.

(h)	Transfer Agent. Computershare Trust Company of Canada, the Transfer Agent, has been appointed by enCore as the registrar and transfer agent for the enCore Shares.

(i)	Consents, Approvals and Conflicts. The execution and delivery of this Agreement, the compliance by enCore with the provisions of this Agreement or the consummation of the transactions contemplated herein, do not and will not (i) require the consent, approval, authorization, order or agreement of, or registration or qualification with, any governmental agency, body or authority, court, stock exchange, securities regulatory authority or other person, except (A) such as have been, or will by the Effective Date, be obtained, or (B) such as may be required under the Applicable Securities Laws, or (C) such as may be required under the policies of the TSXV will be obtained by the Effective Date, or (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which enCore or any enCore Subsidiary is a party or by which any of them or any of the properties or assets thereof is bound, or the notice of articles or articles or any other constating document of enCore or any enCore Subsidiary or any resolution passed by the directors (or any committee thereof) or shareholders of enCore any enCore Subsidiary, or any statute or any judgment, decree, order, rule, policy or regulation of any court, governmental authority, arbitrator, stock exchange or securities regulatory authority applicable to enCore or any enCore Subsidiary or any of the properties or assets thereof.

(j)	Authority and Authorization. enCore has all requisite corporate power and capacity to enter into this Agreement and to do all acts and things and execute and deliver all documents as are required hereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and enCore has taken, or will have taken before the Effective Date, all necessary corporate action to authorize the execution, and delivery of, and performance of its obligations under, this Agreement and to observe and perform its obligations under this Agreement in accordance with the provisions thereof.

(k)	No Material Adverse Change. Subsequent to June 30, 2021, there has not been any Material Adverse Change and there has been no event or occurrence that would reasonably be expected to result in a Material Adverse Change.

(l)	No Material Change. There is not presently any material change or change in any material fact relating to enCore or the enCore Subsidiaries which has not been fully disclosed to the public.

(m)	Validity and Enforceability. This Agreement has been authorized, executed and delivered by enCore and constitutes a valid and legally binding obligation of enCore enforceable against enCore in accordance with the terms hereof, except in any case as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought, and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, may be limited by applicable law.

(n)	Public Disclosure. enCore is in compliance in all material respects with all its disclosure obligations under the Canadian Securities Laws of the enCore Reporting Provinces (including, without limitation, all of its disclosure obligations pursuant to NI 51-102 and pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices of the Canadian Securities Administrators). The enCore Public Records are, as of the date thereof, in compliance in all material respects with the Canadian Securities Laws of the enCore Reporting Provinces and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and such documents collectively constitute full, true and plain disclosure of all material facts relating to enCore and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, as of the date thereof. There is no fact known to enCore which enCore has not publicly disclosed which results in a Material Adverse Effect, or so far as enCore can reasonably foresee, will have a Material Adverse Effect or materially adversely affect the ability of enCore to perform its obligations under this Agreement.

(o)	Material Contracts. All contracts and agreements material to enCore taken as a whole other than those entered into in the ordinary course of business and its business as presently conducted and taken as a whole have been disclosed in the enCore Disclosure Letter.

(p)	No Cease Trade Order. No order preventing, ceasing or suspending trading in any securities of enCore or prohibiting the issue and sale of securities by enCore is issued and outstanding and no proceedings for either of such purposes have been instituted or, to the best of the knowledge of enCore, are pending, contemplated or threatened.

(q)	Accounting Controls. enCore maintains a system of internal accounting controls sufficient to provide reasonable assurance: (i) that transactions are completed in accordance with the general or a specific authorization of management or directors of enCore; (ii) that transactions are recorded as necessary to permit the preparation of consolidated financial statements for enCore in conformity with International Financial Reporting Standards and to maintain asset accountability; (iii) that access to assets of enCore and the Subsidiaries is permitted only in accordance with the general or a specific authorization of management or directors of enCore; (iv) that the recorded accountability for assets of enCore and the enCore Subsidiaries is compared with the existing assets of enCore and the enCore Subsidiaries at reasonable intervals and appropriate action is taken with respect to any differences therein; and (v) regarding the prevention or timely detection of unauthorized acquisition, use or disposition of enCore’s assets that could have a material effect on its financial statements or interim financial statements.

(r)	Financial Statements. enCore’s audited consolidated financial statements for the fiscal years ended December 31, 2020 and 2019 (the “Audited Financial Statements”) and unaudited financial statements for the six-month period ended June 30, 2021 and all notes thereto (i) comply as to form in all material respects with the requirements of the applicable Canadian Securities Laws of the enCore Reporting Provinces; (ii) present fairly, in all material respects, the financial position, the results of operations and cash flows and the shareholders’ equity and other information purported to be shown therein at the respective dates and for the respective periods to which they apply, (iii) have been prepared in conformity with International Financial Reporting Standards, consistently applied throughout the period covered thereby, and all adjustments necessary for a fair presentation of the results for such periods have been made in all material respects, and (iv) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of enCore, and, except as disclosed in the enCore Disclosure Letter there has been no change in accounting policies or practices of enCore since June 30, 2021.

(s)	Auditors. enCore’s auditors who audited the Audited Financial Statements and who provided their audit report thereon are independent public accountants as required under applicable Securities Laws of the enCore Reporting Provinces and there has not been a reportable event (within the meaning of NI 51-102) between enCore and any such auditor.

(t)	Audit Committee. The audit committee of enCore is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(u)	Changes in Financial Position. Other than as disclosed in the enCore Disclosure Letter, since June 30, 2021 none of:

(i)	enCore or any enCore Subsidiary has paid or declared any dividend or incurred any material capital expenditure or made any commitment therefor;

(ii)	enCore or any enCore Subsidiary has incurred any obligation or liability, direct or indirect, contingent or otherwise, except in the ordinary course of business; and

(iii)	enCore or any enCore Subsidiary has entered into any material transaction or made a significant acquisition.

(v)	Insolvency. Neither enCore nor any of the enCore Subsidiaries has committed an act of bankruptcy or sought protection from the creditors thereof before any court or pursuant to any legislation, proposed a compromise or arrangement to the creditors thereof generally, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to be declared bankrupt or wound up, taken any proceeding to have a receiver appointed of any of the assets thereof, had any person holding any encumbrance, lien, charge, hypothec, pledge, mortgage, title retention agreement or other security interest or receiver take possession of any of the property thereof, had an execution or distress become enforceable or levied upon any portion of the property thereof or had any petition for a receiving order in bankruptcy filed against it.

(w)	No Contemplated Changes. None of enCore or any enCore Subsidiary has approved or has entered into any agreement in respect of, or has any knowledge of:

(i)	The purchase of any material property or assets or any interest therein or, other than as disclosed in the enCore Disclosure Letter, the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by enCore or any enCore Subsidiary whether by asset sale, transfer of shares or otherwise;

(ii)	The change of control (by sale or transfer of shares or sale of all or substantially all of the property and assets of enCore or any enCore Subsidiary or otherwise) of enCore or any enCore Subsidiary other than as disclosed in the enCore Disclosure Letter; or

(iii)	A proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the shares of enCore or any enCore Subsidiary.

(x)	Taxes and Tax Returns. enCore and each enCore Subsidiary has filed in a timely manner all necessary tax returns and notices that are due and has paid all applicable taxes of whatsoever nature for all tax years prior to the date hereof to the extent that such taxes have become due or have been alleged to be due and none of enCore or any enCore Subsidiary is aware of any tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any tax return by any of them or the payment of any material tax, governmental charge, penalty, interest or fine against any of them. There are no material actions, suits, proceedings, investigations or claims now threatened or, to the best knowledge of enCore, pending against enCore or any enCore Subsidiary which could result in a material liability in respect of taxes, charges or levies of any governmental authority, penalties, interest, fines, assessments or reassessments or any matters under discussion with any governmental authority relating to taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority and enCore and each enCore Subsidiary has withheld (where applicable) from each payment to each of the present and former officers, directors, employees and consultants thereof the amount of all taxes and other amounts, including, but not limited to, income tax and other deductions, required to be withheld therefrom, and has paid the same or will pay the same when due to the proper tax or other receiving authority within the time required under applicable tax legislation.

(y)	Compliance with Laws, Licenses and Permits. enCore and the enCore Subsidiaries and, to the best of enCore’s knowledge, the directors, officers and promoters of enCore and the enCore Subsidiaries, respectively, have conducted and are conducting enCore’s and the enCore Subsidiaries’ respective businesses in compliance in all material respects with all applicable laws, regulations and statutes (including without limitation, all applicable federal, provincial, municipal and local environmental, anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body including exploration and exploitation permits and concessions) in the jurisdictions in which they carry on business and which would reasonably be expected to materially affect enCore or any of the enCore Subsidiaries, taken as a whole, enCore has not received a notice of non-compliance, or knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations and statutes, and is not aware of any pending change or contemplated change to any applicable law or regulation or governmental position that would materially affect the business of enCore or the enCore Subsidiaries, taken a whole or the business or legal environment under which enCore or any of the enCore Subsidiaries operates.

(z)	No Notice of Non-Compliance. No notice with respect to any of the matters referred to in Subsection 3.1(bb), including any alleged violations by enCore with respect thereto has been received by enCore, and to the best of the knowledge of enCore, no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of enCore is in progress, pending or threatened, which could reasonably be expected to have a material adverse effect on enCore and to enCore’s knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by enCore, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise.

(aa)	Agreements and Actions. None of enCore or any enCore Subsidiary is in violation of any term of any constating document thereof in any material respect. Neither enCore nor any enCore Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which would, or could reasonably be expected to, result in any Material Adverse Effect, neither enCore nor any enCore Subsidiary is in default in the payment of any material obligation owed which is now due, if any, and there is no action, suit, proceeding or investigation commenced, threatened or, to the knowledge of enCore after due inquiry, pending which, either in any case or in the aggregate, might result in any Material Adverse Effect or which places, or could reasonably be expected to place, in question the validity or enforceability of this Agreement or any document or instrument delivered, or to be delivered, by enCore pursuant thereto.

(bb)	Material Properties. The Marquez-Juan Tafoya Uranium Project located in New Mexico, the Crownpoint and Hosta Butte Uranium Project located in New Mexico and the Rosita Project located in Texas are the only properties which enCore currently considers to be “material” in which enCore has an interest and enCore (or one of the enCore Subsidiaries) is the absolute legal and beneficial owner of, and has good and marketable title to, the interests in the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Project and the Rosita Project or assets as described in the enCore Public Records, and except as disclosed in the enCore Disclosure Letter or enCore Public Records, such interests are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no other property rights are necessary for the conduct of the activities of enCore on the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Project and the Rosita Project as currently conducted, and enCore does not know of any claim or the basis for any claim that might or could materially adversely affect the right thereof to use, transfer or otherwise exploit such property rights and, except as disclosed in the enCore Disclosure Letter or enCore Public Records.

(cc)	Property Agreements. Except as disclosed in the enCore Disclosure Letter or enCore Public Records, any and all of the agreements and other documents and instruments pursuant to which enCore holds the Marquez-Juan Tafoya Uranium Project (including any interest in, or right to earn an interest in, any of the Marquez- Juan Tafoya Uranium Project), the Crownpoint and Hosta Butte Uranium Project (including any interest in, or right to earn an interest in, any of the Crownpoint and Hosta Butte Uranium Project), and the Rosita Project (including any interest in, or right to earn an interest in, any of the Rosita Project), are valid and subsisting agreements, documents or instruments in full force and effect, enforceable against enCore in accordance with the terms thereof, enCore is not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and each of the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated; all material leases, licences and claims pursuant to which enCore derives the interests in such property and assets are in good standing and, to the knowledge of enCore, there has been no material default under any such lease, licence or claim. The Marquez-Juan Tafoya Uranium Project (or any interest in, or right to earn an interest in, any property), the Crownpoint and Hosta Butte Uranium Project (or any interest in, or right to earn an interest in, any property), and the Rosita Project (or any interest in, or right to earn an interest in, any property) are not subject to any right of first refusal or purchase or acquisition right which is not disclosed in the enCore Disclosure Letter or enCore Public Records. All interests of enCore in the Marquez-Juan Tafoya Uranium Project and surface rights for exploration and exploitation, as applicable, overlying the Marquez-Juan Tafoya Uranium Project, all interests of enCore in the Crownpoint and Hosta Butte Uranium Project and surface rights for exploration and exploitation, as applicable, overlying the Crownpoint and Hosta Butte Uranium Project, and all interests of enCore in the Rosita Project and surface rights for exploration and exploitation, as applicable, overlying the Rosita Project are fairly and accurately described in the enCore Public Records and except as set out in the enCore Disclosure Letter or enCore Public Records, are owned or held by enCore as owner thereof with good title; in good standing; valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them and no other material property rights are necessary for the conduct of enCore’s business as it is currently being conducted, and there are no material restrictions on the ability of enCore to use any such property rights except as set out in the enCore Disclosure Letter or enCore Public Records, and enCore does not know of any claim or basis for a claim that may adversely affect such rights in any material respects, except as set out in the enCore Disclosure Letter or enCore Public Records.

(dd)	Marquez-Juan Rights. enCore holds or controls (directly or through one of the enCore Subsidiaries) interests in respect of the property purchase agreements, leases and/or claims comprising the Marquez-Juan Tafoya Uranium Project (the “Marquez-Juan Rights”) under valid, subsisting and enforceable documents sufficient to permit enCore to explore for the minerals relating thereto; to the knowledge of enCore, all concessions, leases or claims and permits relating to the Marquez-Juan Tafoya Uranium Project in which enCore has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; enCore has or is applying for all surface rights, access rights and other necessary rights and interests relating to the Marquez-Juan Tafoya Uranium Project as are appropriate in view of the rights and interest therein of enCore and necessary for enCore’s current activities thereon, with only such exceptions as do not materially interfere with the use made by enCore of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of enCore or one of the enCore Subsidiaries or its or their contractual partners; enCore does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the enCore Disclosure Letter. The description of the Marquez- Juan Rights, as disclosed generally in the enCore Public Records, constitutes an accurate and complete description of all material Marquez-Juan Rights held by enCore.

(ee)	Crownpoint and Hosta Butte Uranium Rights. enCore holds or controls (directly or through one of the enCore Subsidiaries) interests in respect of the property purchase agreements, leases and/or claims comprising the Crownpoint and Hosta Butte Uranium Project (the “Crownpoint and Hosta Butte Uranium Rights”) under valid, subsisting and enforceable documents sufficient to permit enCore to explore for the minerals relating thereto; to the knowledge of enCore, all concessions, leases or claims and permits relating to the Crownpoint and Hosta Butte Uranium Project in which enCore has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; enCore has or is applying for all access rights and other necessary rights and interests relating to the Crownpoint and Hosta Butte Uranium Project as are appropriate in view of the rights and interest therein of enCore and necessary for enCore’s current activities thereon, with only such exceptions as do not materially interfere with the use made by enCore of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of enCore or one of the enCore Subsidiaries or its or their contractual partners; enCore does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the enCore Disclosure Letter. The description of the Crownpoint and Hosta Butte Uranium Rights, as disclosed generally in the enCore Public Records, constitutes an accurate and complete description of all material Crownpoint and Hosta Butte Uranium Rights held by enCore.

(ff)	Rosita Rights. enCore holds or controls (directly or through one of the enCore Subsidiaries) interests in respect of the property purchase agreements, leases and/or claims comprising the Rosita Project (the “Rosita Rights”) under valid, subsisting and enforceable documents sufficient to permit enCore to explore for the minerals relating thereto; to the knowledge of enCore, all concessions, leases or claims and permits relating to the Rosita Project in which enCore has an interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting; enCore has or is applying for all surface rights, access rights and other necessary rights and interests relating to the Rosita Project as are appropriate in view of the rights and interest therein of enCore and necessary for enCore’s current activities thereon, with only such exceptions as do not materially interfere with the use made by enCore of the rights or interest so held, and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above is currently in good standing in all material respects in the name of enCore or one of the enCore Subsidiaries or its or their contractual partners; enCore does not have any responsibility or obligation to pay any commission, royalty, licence, fee or similar payment to any person with respect to the property rights thereof other than as disclosed in the enCore Disclosure Letter. The description of the Rosita Rights, as disclosed generally in the enCore Public Records, constitutes an accurate and complete description of all material Rosita Rights held by enCore.

(gg)	Mining Works. All assessments or other work required to be performed in relation to the mining claims and the mining rights of enCore in order to maintain its interests in the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project to date, if any, have been performed to date and enCore has complied in all material respects with all applicable governmental laws, regulations and policies in this regard as well as with regard to legal, contractual obligations to third parties in this regard except in respect of mining claims and mining rights that enCore intends to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate have a Material Adverse Effect; all such mining claims and mining rights are in good standing in all material respects as of the date of this Agreement.

(hh)	Operations. To enCore’s knowledge, all operations on the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project and its other properties have been conducted in all material respects in accordance with good mining, exploration and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been duly complied with.

(ii)	Insurance. enCore maintains customary commercial general liability insurance and all of the policies in respect of such insurance are in amounts and on terms that in the view of enCore’s management are reasonable for companies of a similar size operating in the mining industry and are in good standing in all material respects and not in default in any material respect.

(jj)	Royalties. Except as set out in the enCore Disclosure Letter or enCore Public Records, enCore does not have any responsibility or obligation to pay or have paid on its behalf any material commission, royalty or similar payment to any person with respect to its material property rights. All rentals, payment and obligations, royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project have been properly and timely paid.

(kk)	No Disputes. Except as set out in the enCore Disclosure Letter, there are no material disputes or disagreements between enCore and indigenous, aboriginal or community groups in relation to the Marquez-Juan Tafoya Uranium Project, Crownpoint and Hosta Butte Uranium Project, and Rosita Project and enCore’s operations thereon.

(ll)	Preparation of Technical Reports. enCore made available to the respective authors thereof prior to the issuance of the Marquez-Juan Technical Report, and the Crownpoint and Hosta Butte Uranium Technical Report, for the purpose of preparing the Marquez-Juan Technical Report, and the Crownpoint and Hosta Butte Uranium Technical Report all information requested, and to the knowledge and belief of enCore, no such information contained any material misrepresentation as at the relevant time the relevant information was made available, except as otherwise disclosed in the enCore Disclosure Letter.

(mm)	Content of Technical Reports. To the best of enCore’s knowledge, the Marquez- Juan Technical Report, and the Crownpoint and Hosta Butte Uranium Technical Report accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report; since the date of preparation of the Marquez-Juan Technical Report and the Crownpoint and Hosta Butte Uranium Technical Report, there has been no change, to the best of enCore’s knowledge, except as otherwise disclosed in the enCore Disclosure Letter, that would disaffirm or change any aspect of the Marquez-Juan Technical Report, and the Crownpoint and Hosta Butte Uranium Technical Report in any material respect.

(nn)	NI 43-101. enCore is in compliance with NI 43-101 in all material respects in connection with the Marquez-Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project and, other than the Marquez- Juan Tafoya Uranium Project, the Crownpoint and Hosta Butte Uranium Project, and the Rosita Project, enCore does not hold any interest in a mineral property that is material to enCore for the purposes of NI 43-101.

(oo)	Legislation. enCore is not aware of any proposed material changes to existing legislation, or proposed legislation published by a legislative body, which it anticipates will materially and adversely affect the business, affairs, operations, assets, liabilities (contingent or otherwise) of enCore .

(pp)	No Defaults. Other than as set out in the enCore Disclosure Letter or enCore Public Records, none of enCore or any enCore Subsidiary is in default of any material term, covenant or condition under or in respect of any judgement, order, agreement or instrument to which it is a party or to which it or any of the property or assets thereof are or may be subject, and no event has occurred and is continuing, and no circumstances exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which enCore or any enCore Subsidiary is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any material amount owing thereunder or which could have a Material Adverse Effect.

(qq)	Compliance with Employment Laws. enCore and each enCore Subsidiary is in compliance with all laws and regulations respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not constitute an adverse material fact concerning enCore or any enCore Subsidiary or result in a Material Adverse Effect, and has not and is not engaged in any unfair labour practice, there is no labour strike, dispute, slowdown, stoppage, complaint or grievance pending or, to the best of the knowledge of enCore after due inquiry, threatened against enCore or any enCore Subsidiary, no union representation question exists respecting the employees of enCore or any enCore Subsidiary and no collective bargaining agreement is in place or currently being negotiated by enCore or any enCore Subsidiary, neither enCore nor any enCore Subsidiary has received any notice of any unresolved matter and there are no outstanding orders under any employment or human rights legislation in any jurisdiction in which enCore or any enCore Subsidiary carries on business or has employees, other than as disclosed in the enCore Disclosure Letter, no employee has any agreement as to the length of notice required to terminate his or her employment with enCore or any enCore Subsidiary in excess of 24 months or equivalent compensation and all benefit and pension plans of enCore or any enCore Subsidiary are funded in accordance with applicable laws and no past service funding liability exist thereunder.

(rr)	Employee Plans. Each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, pension, incentive or otherwise contributed to, or required to be contributed to, by enCore or any enCore Subsidiary for the benefit of any current or former officer, director, employee or consultant of enCore has been maintained in material compliance with the terms thereof and with the requirements prescribed by any and all statutes, orders, rules, policies and regulations that are applicable to any such plan.

(ss)	Key Person Compensation. The directors, officers and key employees of enCore and the compensation arrangements with respect to enCore’s Named Executive Officers are as disclosed in the enCore Public Records or enCore Disclosure Letter, and except as disclosed in the enCore Public Records or enCore Disclosure Letter there are no pension, profit sharing or other deferred compensation plans of any kind whatsoever affecting enCore.

(tt)	Accruals. All material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, federal or provincial pension plan premiums, accrued wages, salaries and commissions and payments for any plan for any officer, director, employee or consultant of enCore or any enCore Subsidiary have been accurately reflected in the books and records of enCore.

(uu)	Work Stoppage. There has not been, and there is not currently, any labour trouble which is having a Material Adverse Effect or could reasonably be expected to have a Material Adverse Effect.

(x)	Environmental Compliance. Except as disclosed in the enCore Disclosure Letter or enCore Public Records:

(i)	the property, assets and operations of enCore and the enCore Subsidiaries comply in all material respects with all applicable Environmental Laws;

(ii)	enCore and the enCore Subsidiaries have obtained all material licenses, permits, approvals, consents, certificates, registrations and other authorizations under all applicable Environmental Laws (the “Environmental Permits”) necessary as at the date hereof for the operation of the businesses as currently carried on by enCore and the enCore Subsidiaries, and each Environmental Permit is valid, subsisting and in good standing and, to the best knowledge of enCore, neither enCore nor any enCore Subsidiary is in material default or breach of any Environmental Permit and, to the best of the knowledge of enCore, no proceeding is pending or threatened to revoke or limit any Environmental Permit;

(iii)	enCore and the enCore Subsidiaries do not have any knowledge of, and have not received any notice of, any material claim, judicial or administrative proceeding, pending or threatened against, or which may affect, either enCore or any enCore Subsidiary or any of the property, assets or operations thereof, relating to, or alleging any violation of any Environmental Laws, enCore is not aware of any facts which could give rise to any such claim or judicial or administrative proceeding and neither enCore nor any enCore Subsidiary nor any of the property, assets or operations thereof is the subject of any investigation, evaluation, audit or review by any Governmental Authority to determine whether any violation of any Environmental Laws has occurred or is occurring or whether any remedial action is needed in connection with a release of any Contaminant into the environment, except for compliance investigations conducted in the normal course by any Governmental Authority;

(iv)	enCore and the enCore Subsidiaries have not given or filed any notice under any federal, provincial or local law with respect to any Environmental Activity, none of enCore or any enCore Subsidiary has any material liability (whether contingent or otherwise) in connection with any Environmental Activity and, to the knowledge of enCore, no notice has been given under any federal, state, provincial or local law or of any material liability (whether contingent or otherwise) with respect to any Environmental Activity relating to or affecting enCore or any enCore Subsidiary or the property, assets, business or operations thereof;

(v)	enCore and the enCore Subsidiaries do not store any hazardous or toxic waste or substance on the property thereof and have not disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and to the best of the knowledge of enCore , there are no Contaminants on any of the premises at which enCore or any enCore Subsidiary carries on business, in each case other than in compliance with Environmental Laws; and

(vi)	enCore and the enCore Subsidiaries are not subject to any contingent or other material liability relating to non-compliance with Environmental Law.

(ww)	Environmental Audits. There are no current environmental audits, evaluations, assessments, studies or tests relating to enCore except for ongoing assessments conducted by or on behalf of enCore in the ordinary course.

(xx)	No Litigation. Other than as disclosed in enCore Disclosure Letter or enCore Public Records, there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the knowledge of enCore after due inquiry, threatened against any of the property or assets thereof, at law or equity, or before or by any court, federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which may result in a Material Adverse Effect or materially adversely affects the ability of any of them to perform the obligations thereof and none of enCore or any enCore Subsidiary is subject to any judgement, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may result in a Material Adverse Effect or materially adversely affects the ability of enCore to perform its obligations under this Agreement.

(yy)	Proceedings. The enCore Public Records contain the requisite disclosure with respect to whether any directors or officers of enCore is or has ever been subject to prior regulatory, criminal or bankruptcy proceedings in Canada or elsewhere.

(zz)	Unlawful Payments. Neither enCore nor any of its enCore Subsidiaries nor, to the best knowledge of enCore, any director, officer, agent, employee or other person associated with or acting on behalf of enCore or any of its enCore Subsidiaries, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the Corruption of Foreign Officials Act (Canada) or the Foreign Corrupt Practices Act (United States), or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

(aaa)	Anti-Money Laundering.

(i)	The operations of enCore and the enCore Subsidiaries are and have been conducted, at all times, in material compliance with all applicable financial recordkeeping and reporting requirements of applicable anti-money laundering statutes of the jurisdictions in which enCore and the enCore Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving enCore or any of the enCore Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the best knowledge of enCore, threatened;

(ii)	enCore has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to enCore and its operations; and

(iii)	enCore or, to the best knowledge of enCore , any director, officer, agent, employee, affiliate or person acting on behalf of enCore has not been or is not currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department and enCore will not directly or indirectly use, lend, contribute or otherwise make available any funds to enCore or to any affiliated entity, joint venture partner or other person or entity, to finance any investments in, or make any payments to, any country or person targeted by any of the sanctions of the United States.

(bbb)	Intellectual Property. enCore or the enCore Subsidiary owns or possesses adequate enforceable rights to use all trademarks, copyrights and trade secrets used or proposed to be used in the conduct of the business thereof and, to the knowledge of enCore, after due inquiry, neither enCore nor any enCore Subsidiary is infringing upon the rights of any other person with respect to any such trademarks, copyrights or trade secrets and no other person has infringed any such trademarks, copyrights or trade secrets.

(ccc)	Non-Arm’s Length Transactions. Except as disclosed in the enCore Disclosure Letter or enCore Public Records, neither enCore nor any enCore Subsidiary owes any amount to, nor has enCore or any enCore Subsidiary any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director, employee or securityholder of any of them or any person not dealing at “arm’s length” (as such term is defined in the ITA) with any of them except for usual employee reimbursements and compensation paid or other advances of funds in the ordinary and normal course of the business of enCore or any enCore Subsidiary. Except usual employee or consulting arrangements made in the ordinary and normal course of business, neither enCore nor any enCore Subsidiary is a party to any contract, agreement or understanding with any officer, director, employee or securityholder of any of them or any other person not dealing at arm’s length with enCore and the enCore Subsidiaries. No officer, director or employee of enCore or any enCore Subsidiary and no person which is an affiliate or associate of any of the foregoing persons, owns, directly or indirectly, any interest (except for shares representing less than 5% of the outstanding shares of any class or series of any publicly traded company) in, or is an officer, director, employee or consultant of, any person which is, or is engaged in, a business competitive with the business of enCore or any enCore Subsidiary which could have a material adverse effect on the ability to properly perform the services to be performed by such person for enCore or any enCore Subsidiary. Except as described in the enCore Disclosure Letter or enCore Public Records, no officer, director, employee or securityholder of enCore or any enCore Subsidiary has any cause of action or other claim whatsoever against, or owes any amount to, enCore or any enCore Subsidiary except for claims in the ordinary and normal course of the business of enCore or any enCore Subsidiary such as for accrued vacation pay or other amounts or matters which would not be material to enCore.

(ddd)	Minute Books. The minute books of enCore and the enCore Subsidiaries, all of which have been or will be made available to Azarga or counsel to Azarga, are complete and accurate in all material respects, except for minutes of board meetings or resolutions of the board of directors that have not been formally approved by the board of directors or items in the minute book that are not current, but which are not material in the context of enCore and the enCore Subsidiaries on a consolidated basis.

(eee)	Commission. There is no person acting or purporting to act at the request or on behalf of enCore that is entitled to any brokerage or finder’s fee in connection with the transactions contemplated by this Agreement.

4.2 Survival of Representations and Warranties

The representations and warranties of enCore contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5

COVENANTS

5.1 Covenants of Azarga Regarding the Conduct of Business

Azarga covenants and agrees that from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as expressly contemplated or permitted by this Agreement, required by applicable Law or Governmental Authority or consented to by enCore in writing:

(a)	the business of Azarga and the Azarga Subsidiaries shall be conducted in the ordinary course of business consistent with past practice or as set forth in the Azarga Disclosure Letter;

(b)	it will use commercially reasonable efforts to preserve intact its business organization and goodwill and to maintain satisfactory relationships with contractors, suppliers, agents and others having business relationships with Azarga;

(c)	it will not:

(i)	directly or indirectly, take or permit any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the transactions contemplated under this Agreement, or would render, or that reasonably may be expected to render, any representation or warranty of Azarga to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(ii)	issue any Azarga Shares or securities or financial instruments convertible or exercisable into Azarga Shares other than: (A) pursuant to the exercise of outstanding Azarga Options and Azarga Warrants, or Azarga Options granted after the date hereof in the ordinary course of business consistent with past practice under the Azarga Stock Option Plan, (B) pursuant to transactions in the ordinary course of business consistent with past practice between two or more Azarga Subsidiaries or between Azarga and one or more Azarga Subsidiary, or (C) as required under Applicable Law or any existing agreement, employee share purchase plan, director services agreement or other existing plan or agreement of Azarga as disclosed in the Azarga Disclosure Letter;

(iii)	subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property, assets or otherwise with respect to its securities; or

(iv)	reorganize, amalgamate, enter into an arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into an arrangement with or merge;

(d)	it will promptly inform enCore of:

(i)	any circumstance or development that, to the knowledge of Azarga, would constitute, or which could reasonably be expected to become, a Material Adverse Change in respect of Azarga;

(ii)	any event occurring prior to the Effective Time that, to the knowledge of Azarga, would render any representation or warranty of Azarga herein untrue in any material respect if made on and as of the Effective Date; or

(iii)	any breach by Azarga of its material obligations under this Agreement;

(e)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent set forth in Section 6.1 and 6.2 to the extent that satisfaction of such conditions precedent is within Azarga’s control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including Azarga’s commercially reasonable efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from any other parties to the agreements, arrangements, commitments or understandings to which Azarga is a party or by which Azarga or any of its properties or assets is bound;

(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws;

(iii)	effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities in respect to the Arrangement;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi)	cooperate with enCore in connection with the performance of its obligations hereunder;

(f)	it will make or cooperate as necessary in the making of all other necessary filings and applications under all applicable Laws required in connection with the Arrangement and the transactions contemplated herein;

(g)	it will use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon;

(h)	it shall keep enCore fully informed as to all material decisions, actions or commitments required to be made with respect to the operations of the business of Azarga and the Azarga Subsidiaries;

(i)	it will provide enCore and enCore’s Representatives with such information concerning Azarga and its properties, assets and businesses as enCore may reasonably request and such access to the mineral properties, books and records of Azarga (including without limitation, any technical reviews of such mineral properties prepared by Azarga or any of its consultants, service providers or financiers) as enCore may reasonably require, and shall do, and shall take commercially reasonable efforts to ensure that enCore’s assumption of control and management of Azarga occurs in an orderly manner, without unnecessary disruptions, at the Effective Time; and

(j)	it will use commercially reasonable efforts to obtain an executed Azarga Support Agreement from each director and senior officer of Azarga.

5.2 Covenants of enCore Regarding the Conduct of Business

enCore covenants and agrees that from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as expressly contemplated or permitted by this Agreement, required by applicable Law or Governmental Authority or consented to by Azarga in writing:

(a)	the business of enCore and the enCore Subsidiaries shall be conducted in the ordinary course of business consistent with past practice or as set forth in the enCore Disclosure Letter;

(b)	it will use commercially reasonable efforts to preserve intact its business organization and goodwill and to maintain satisfactory relationships with contractors, suppliers, agents and others having business relationships with enCore;

(c)	it will not:

(i)	directly or indirectly, take or permit any action that would, or that reasonably may be expected to, be inconsistent with, interfere with or significantly impede the completion of the Arrangement or the transactions contemplated under this Agreement, or would render, or that reasonably may be expected to render, any representation or warranty of enCore to be untrue in any material respect at any time prior to the Effective Time as if made at that time;

(ii)	except as set forth in the enCore Disclosure Letter, issue any enCore Shares or securities or financial instruments convertible or exercisable into enCore Shares other than: (A) pursuant to the exercise of outstanding enCore Options, and enCore Warrants, or enCore Options granted after the date hereof in the ordinary course of business consistent with past practice under the enCore Stock Option Plan, (B) pursuant to transactions in the ordinary course of business consistent with past practice between two or more enCore Subsidiaries or between enCore and one or more enCore Subsidiary, or (C) as required under Applicable Law or any existing agreement;

(iii)	except as set forth in the enCore Disclosure Letter, subdivide, combine or reclassify any of its outstanding securities, or declare, set aside or pay any dividend or other distribution payable in cash, securities, property, assets or otherwise with respect to its securities; or

(iv)	reorganize, amalgamate, enter into an arrangement with or merge, or agree with any other person to reorganize, amalgamate, enter into an arrangement with or merge;

(d)	it will promptly inform Azarga of:

(i)	any circumstance or development that, to the knowledge of enCore, would constitute, or which could reasonably be expected to become, a Material Adverse Change in respect of enCore;

(ii)	any event occurring prior to the Effective Time that, to the knowledge of enCore, would render any representation or warranty of enCore untrue in any material respect if made on and as of the Effective Date; or

(iii)	any breach by enCore of its material obligations under this Agreement;

(e)	it will use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent set forth in Section 6.1 and 6.3 to the extent that satisfaction of such conditions precedent is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including its commercially reasonable efforts to:

(i)	obtain all necessary waivers, consents and approvals required to be obtained by it from other parties and other agreements, arrangements, commitments, or understandings to which enCore or any of its Subsidiaries is a party or by which enCore, any of its Subsidiaries or any of their respective properties or assets is bound;

(ii)	obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any applicable Laws,

(iii)	effect all necessary registrations and filings and submissions of information requested by Governmental Authorities required to be effected by it in connection with the Arrangement and participate and appear in any proceedings of any Party before Governmental Authorities in respect to the Arrangement;

(iv)	oppose, lift or rescind any injunction or restraining order or other order or action seeking to stop, or otherwise adversely affecting the ability of the Parties to consummate the Arrangement or the other transactions contemplated hereby;

(v)	fulfil all conditions and satisfy all provisions of this Agreement and the Arrangement; and

(vi)	cooperate with Azarga in connection with the performance of its obligations hereunder;

(f)	it will make or cooperate as necessary in the making of all other necessary filings and applications under all applicable Laws required in connection with the Arrangement and the other transactions contemplated herein; and

(g)	it will use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein will be true and correct in all material respects on and as of the Effective Date as if made thereon.

5.3 Covenants of enCore Relating to the Arrangement

enCore covenants and agrees that until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly contemplated or permitted in this Agreement or consented to by Azarga in writing, it will, and will cause its Subsidiaries and Representatives to:

(a)	subject to applicable Laws, except for non-substantive communications, furnish promptly to Azarga a copy of each notice, report, schedule or other document or communication delivered, filed or received by enCore in connection with any dealings with Governmental Authorities in connection with, or in any way affecting, the Arrangement or the other transactions contemplated herein;

(b)	prepare and file with all applicable securities commissions or similar securities regulatory authorities of Canada, and the United States, all necessary applications to seek exemptions, if required, from the prospectus, registration and other requirements of the Applicable Securities Laws of the provinces of Canada and the United States for the issue by enCore of enCore Shares pursuant to the Arrangement and the resale of such securities (other than by “control persons” of enCore, as that term or its equivalent is used in applicable Canadian Securities Laws, or “affiliates” of enCore as that term is used in the U.S. Securities Act);

(c)	use commercially reasonable efforts to obtain, as soon as possible following execution of this Agreement, all third-party consents, approvals and provide any notices required under any of the enCore Material Contracts and all Key Third Party Consents;

(d)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of enCore Shares to meet the obligations of enCore under the Arrangement (including upon the exercise of the Replacement Options and Azarga Warrants);

(e)	at or prior to the Effective Time, create and grant a sufficient number of Replacement Options to meet the obligations of enCore under the Arrangement;

(f)	take all necessary actions to have the enCore Post-Consolidated Shares issued in connection with the Arrangement and upon the exercise of the Replacement Options and Azarga Warrants listed and posted for trading on the TSXV; and

(g)	take all necessary actions to give effect to the enCore Share Consolidation immediately upon completion of the Arrangement.

ARTICLE 6

CONDITIONS

6.1 Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time, each of which may only be waived, in whole or in part, with the mutual consent of the Parties:

(a)	the Court shall have granted the Interim Order in form and substance satisfactory to enCore and Azarga, acting reasonably, and the Interim Order shall not have been set aside or modified in a manner unacceptable to enCore or Azarga, each acting reasonably, on appeal or otherwise;

(b)	the Azarga Shareholders shall have approved the Arrangement Resolution at the Azarga Meeting in accordance with the Interim Order, the articles and by-laws of Azarga and any Applicable Laws, and the Arrangement Resolution shall not have been rescinded or amended in a manner unacceptable to enCore or Azarga, acting reasonably;

(c)	the Court shall have granted the Final Order in form and substance satisfactory to both enCore and Azarga, acting reasonably, and will not have been modified or set aside in a manner that is unacceptable to enCore or Azarga, acting reasonably, on appeal or otherwise;

(d)	there shall not exist any prohibition at Law, including a cease trade order, injunction or other prohibition or order of Law or under any applicable legislation, against enCore or Azarga which shall prevent the consummation of the Arrangement;

(e)	there shall have been no action taken under any Applicable Law or by any Governmental Authority which makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

(f)	the TSXV shall have conditionally approved the listing thereon of the enCore Shares to be issued to Azarga Shareholders pursuant to the Arrangement and the enCore Shares issuable pursuant to the Replacement Options and Azarga Warrants, subject only to such conditions, including the filing of documentation, as are acceptable to enCore and Azarga, acting reasonably;

(g)	any approval from the TSX which is required to complete the Arrangement or the other transactions contemplated herein shall have been obtained, subject only to such conditions, including the filing of documentation, as are acceptable to enCore and Azarga, acting reasonably;

(h)	each of the Key Third Party Consents shall have been obtained and remain in force, and for the avoidance of doubt, the Parties agree that, as of the date of this Agreement, all Key Third Party Consents have been obtained and remain in full force;

(i)	the distribution of the Consideration Securities pursuant to the Arrangement shall (i) be exempt from registration and prospectus requirements of applicable Canadian Securities Laws, and (ii) except with respect to persons deemed to be “control persons” of enCore or the equivalent under Canadian Securities Laws, the enCore Shares to be distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Canadian Securities Laws; and

(j)	the distribution of the Consideration Securities pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act and, except with respect to persons who are “affiliates” (as that term is used in the U.S. Securities Act) of enCore, the enCore Shares to be issued in the United States pursuant to the Arrangement shall not be subject to resale restrictions under the U.S. Securities Laws; provided, however, that Azarga shall not be entitled to rely on the provisions of this Subsection 6.1(j) in failing to consummate the Arrangement in the event that Azarga fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the foregoing exemption, that enCore will rely on the foregoing exemption based on the Court’s approval of the Arrangement (including the fairness thereof).

The conditions precedent in this Section 6.1 are for the mutual benefit of the Parties and may be waived, in whole or in part, at any time if waived by both Parties, such waiver being without prejudice to any other rights that each Party may have.

6.2 Conditions to Obligations of enCore

The obligations of enCore to complete the transactions contemplated herein are subject to the fulfilment of the following conditions at or prior to the Effective Time:

(a)	the representations and warranties of Azarga set forth in this Agreement shall be true and correct, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations to be so true and correct individually or and in the aggregate, has not had or would not have a Material Adverse Effect on Azarga; and enCore shall have received a certificate of two senior officers of Azarga (in each case without personal liability) addressed to enCore and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to enCore, acting reasonably;

(b)	all covenants of Azarga under this Agreement to be performed on or before the Effective Time shall have been duly performed by Azarga in all material respects, and enCore shall have received a certificate of two senior officers of Azarga (in each case without personal liability) addressed to enCore and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to enCore, acting reasonably;

(c)	from the date of this Agreement to the Effective Date, there shall not have occurred, any Material Adverse Effect with respect to Azarga, and enCore shall have received a certificate of two senior officers of Azarga (in each case without personal liability) addressed to enCore and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to enCore, acting reasonably; and

(d)	Holders of no more than 5% of the outstanding Azarga Shares shall have exercised Dissent Rights (or, if exercised, remain unwithdrawn), and enCore shall have received a certificate dated the Effective Date setting out in detail all Dissent Rights exercised or purported to have been exercised.

The foregoing conditions precedent are for the benefit of enCore and may be waived, in whole or in part, by enCore in writing at any time.

6.3 Conditions to Obligations of Azarga

The obligation of Azarga to complete the transactions contemplated herein is subject to the following conditions on or before the Effective Date or such other time as specified below:

(a)	the representations and warranties of enCore set forth in this Agreement shall be true and correct, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such representations to be so true and correct individually and in the aggregate, has not had or would not have a Material Adverse Effect on enCore; and Azarga shall have received a certificate of two senior officers of enCore (in each case without personal liability) addressed to Azarga and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to Azarga, acting reasonably;

(b)	all covenants of enCore under this Agreement to be performed on or before the Effective Time shall have been duly performed by enCore in all material respects, and Azarga shall have received a certificate of two senior officers of enCore (in each case without personal liability) addressed to Azarga and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to Azarga, acting reasonably;

(c)	from the date of this Agreement to the Effective Date, there shall not have occurred a Material Adverse Effect with respect to enCore, and Azarga shall have received a certificate of two senior officers of enCore (in each case without personal liability) addressed to Azarga and dated as of the Effective Date confirming the same, such certificate to be in a form and substance satisfactory to Azarga, acting reasonably;

(d)	enCore will have allotted and issued the enCore Shares to be exchanged for Azarga Shares pursuant to the Arrangement and delivered duly executed and countersigned certificates representing such enCore Shares to the Depositary in accordance with the terms of the Arrangement and the Depositary Agreement;

(e)	enCore will have granted the Replacement Options in exchange for the Azarga Options, as at the Effective Time pursuant to the Arrangement and will have executed and delivered counterparts for stock option agreements in respect of such Replacement Options; and

(f)	enCore shall have delivered evidence to Azarga, acting reasonably, of the conditional approval of the listing and posting for trading on the TSXV of the enCore Shares to be issued pursuant to the Arrangement and upon the exercise of Replacement Options and Azarga Warrants.

The foregoing conditions precedent are for the benefit of Azarga and may be waived, in whole or in part, by Azarga in writing at any time.

6.4 Co-operation

Each of the Parties shall use all reasonable commercial efforts to satisfy each of the conditions precedent to its obligations and take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws, to permit the completion of the Arrangement and the other transactions contemplated in this Agreement in accordance with the provisions of this Agreement and to complete and make effective the Arrangement and the other transactions contemplated in this Agreement and to co-operate with each other in connection with the foregoing.

6.5 Notice and Cure

(a)	Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would be likely to or could:

(i)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect between the date hereof and the Effective Date;

(ii)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party prior to the Effective Date; or

(iii)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Section 6.1, 6.2 or 6.3, as the case may be.

(b)	enCore may not exercise its right to terminate this Agreement pursuant to Subsection 10.2(d)(i) and Azarga may not exercise its right to terminate this Agreement pursuant to Subsection 10.2(c)(i) unless the Party seeking to terminate this Agreement shall have delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, providing that a Party is diligently proceeding to cure such matter and such matter is reasonably capable of being cured, no Party may exercise such termination right until the earlier of (i) the Outside Date and (ii) the date that is fifteen (15) Business Days following receipt of such notice by the Party to whom the notice was delivered (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and in no event shall any cure period extend beyond the Outside Date), if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period.

6.6 Merger of Conditions

The conditions in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time as contemplated herein.

ARTICLE 7

NON-SOLICITATION, RIGHT TO MATCH AND TERMINATION FEE

7.1 Non-Solicitation

(a)	Except as expressly provided in this Article 7, Azarga agrees that it shall not, directly or indirectly, through any Representative, or otherwise, and shall not permit any such Representative to:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any information, permitting any visit to any facilities or properties of Azarga or any Azarga Subsidiary, including any material mineral properties, or entering into any form of written or oral agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal or potential Acquisition Proposal;

(ii)	enter into or otherwise engage or participate in any discussions or negotiations with any person (other than enCore and its affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal or potential Acquisition Proposal;

(iii)	make a Change in Recommendation; or

(iv)	accept, approve, endorse or recommend, or propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal shall not be considered to be in violation of this Section 7.1 provided the Party’s Board has rejected such Acquisition Proposal and affirmed its recommendation in favour of the Arrangement before the end of such five (5) Business Day period).

(b)	Azarga shall, and shall cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities commenced prior to the date of this Agreement with any person with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal or potential Acquisition Proposal, and in connection therewith shall:

(i)	discontinue access to and disclosure of all information, including any data room and any non-public or confidential information, properties, facilities, books and records of Azarga or any Azarga Subsidiary; and

(ii)	if requested in writing by enCore, request and exercise all rights it has to require: (A) the return or destruction of copies of any information regarding Azarga or any Azarga Subsidiary provided to any person other than enCore, and (B) the destruction of all material including or incorporating or otherwise reflecting such information regarding Azarga or any Azarga Subsidiary, using all necessary efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	Azarga represents and warrants that it has not waived any confidentiality, standstill or similar agreement or restriction to which it or any of its Subsidiaries is a party, except to permit submissions of expressions of interest prior to the date of this Agreement, and further covenants and agrees: (i) that Azarga shall take all necessary action to enforce each confidentiality, standstill or similar agreement or restriction to which Azarga or any of its Subsidiaries is a party, and (ii) that neither Azarga nor any of the Azarga Subsidiaries or any of their respective Representatives have or will, without the prior written consent of enCore (which may be withheld or delayed in Azarga’s sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify such person’s obligations respecting Azarga or any of its Subsidiaries under any confidentiality, standstill or similar agreement or restriction to which Azarga or any of its Subsidiaries is a party.

(d)	Notwithstanding Subsection 7.1(a) hereof and any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the approval of such the Azarga Shareholders at the Azarga Meeting, Azarga or any of its Subsidiaries receives a request for material non-public information, or to enter into discussions, from a Person that proposes an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Article 7 and Azarga’s Board determines in good faith that such Acquisition Proposal constitutes or would reasonably be expected to constitute an Azarga Superior Proposal; then Azarga may: (i) provide the Person making such Acquisition Proposal with access to material non-public information regarding Azarga and its Subsidiaries; and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, provided that Azarga shall not, and shall not allow any of its Subsidiaries or Representatives to disclosure any non-public information without having (A) entered into a confidentiality and standstill agreement on substantially the same terms as the Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, provided, however that such confidentiality and standstill agreement shall not preclude such Person from making an Azarga Superior Proposal and no such agreement shall be required if such Person is already party to a confidentially agreement with Azarga promptly upon execution to the other Party; and (B) provided to the other Party a list of and access to the information made or to be made available to such Person. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with Azarga and may not restrict Azarga or any of its Subsidiaries from complying with Article 7.

(e)	If Azarga or any of its Subsidiaries or Representatives receives an Acquisition Proposal, Azarga shall promptly (and in any event within 24 hours) notify enCore, at first orally and then in writing, of such Acquisition Proposal, including a description of its material terms and conditions; the identity of all persons making the Acquisition Proposal; copies of all documents, correspondence or other material received in respect of, from or on behalf of any such person in respect of the Acquisition Proposal; and any other information which enCore may reasonably request. Azarga shall keep enCore promptly and fully informed of the status of developments and negotiations with respect to such Acquisition Proposal, including any changes, modifications or other amendments to any such Acquisition Proposal.

(f)	Azarga shall ensure that its Subsidiaries and Representatives are aware of the provisions of this Section 7.1 and it shall be responsible for any breach of such provisions by any of such persons.

7.2 Superior Proposal and Right to Match

(a)	If Azarga receives an Azarga Superior Proposal prior to the approval of the Arrangement Resolution by the Azarga Shareholders, Azarga may enter into a definitive agreement with respect to such Azarga Superior Proposal, provided that:

(i)	the person making the Azarga Superior Proposal was not restricted from making such Azarga Superior Proposal pursuant to an existing standstill or similar restriction;

(ii)	Azarga has complied in all material respects with its obligations under this Article 7;

(iii)	Azarga has delivered to enCore a written notice of the determination of Azarga’s Board that such Acquisition Proposal constitutes an Azarga Superior Proposal and of the intention of Azarga’s Board to enter into such definitive agreement (the “Superior Proposal Notice”);

(iv)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of: (A) the date on which enCore received the Superior Proposal Notice; and (B) the date on which enCore received a copy of such Acquisition Proposal from Azarga; and

(v)	if enCore has offered to amend this Agreement and the Arrangement under Section 7.2(b), the Azarga Board has determined in good faith that such Acquisition Proposal continues to constitute an Azarga Superior Proposal compared to the terms of the Arrangement as proposed to be amended by enCore under Section 7.2(b).

(b)	During the Matching Period, or such longer period as Azarga may approve in writing for such purpose, enCore shall have the right, but not the obligation, to offer to amend the terms of this Agreement and the Plan of Arrangement. Azarga’s Board shall review any proposal made by enCore to amend the terms of this Agreement and the Plan of Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting an Azarga Superior Proposal ceasing to be an Azarga Superior Proposal. If Azarga’s Board determines that such Acquisition Proposal would cease to be an Azarga Superior Proposal, then Azarga shall promptly so advise enCore and the Parties shall amend this Agreement to reflect such proposal made by enCore, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing and to reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect. If Azarga’s Board determines in good faith that such Acquisition Proposal remains an Azarga Superior Proposal it may enter into a definitive agreement in respect of such Azarga Superior Proposal provided that it pays the Termination Fee pursuant to this Agreement.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in the consideration to be received by the holders of Azarga’s securities shall constitute a new Acquisition Proposal for the purposes of this Section 7.2, and enCore shall be afforded a new five (5) Business Day Matching Period from the later of the date on which enCore received the Superior Proposal Notice and a copy of the Acquisition Proposal in respect of each such new Acquisition Proposal.

(d)	If Azarga provides a Superior Proposal Notice to enCore on a date that is less than ten (10) days before the Azarga Meeting and the Matching Period has not elapsed, then Azarga, subject to applicable laws, at enCore’s request the Parties will postpone the Azarga Meeting, to a date acceptable to the Parties, acting reasonably, which shall not be more than fifteen (15) days after the scheduled date of the Azarga Meeting (and in any event, prior to the Outside Date). In the event that the Parties amend the terms of this Agreement pursuant to Section 7.2(b), the Parties shall ensure that the details of such amendment are communicated to the Azarga Shareholders prior to the resumption or convening of the postponed Azarga Meeting.

7.3 Termination Fee

(a)	If:

(i)	Azarga shall terminate this Agreement pursuant to Subsection 10.2(c)(ii) in order to enter into a definitive written agreement with respect to an Azarga Superior Proposal;

(ii)	enCore shall terminate this Agreement pursuant to Subsection 10.2(d)(ii) (but not including a termination by enCore pursuant to Subsection 10.2(d)(ii) in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Effect in respect of enCore);

(iii)	either Party shall terminate this Agreement pursuant to Subsection 10.2(b)(i), but only if prior to such Azarga Meeting, a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Azarga, has been publicly announced and not withdrawn and within 12 months of the date of such termination: (A) such Acquisition Proposal is consummated by Azarga; or (B) Azarga and/or one or more of its Subsidiaries enters into a definitive agreement in respect of, or the Azarga Board approves or recommends, such Acquisition Proposal and that transaction is consummated at any time thereafter, provided that, for the purposes of this Subsection 7.3(a)(iii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

then, in any such case, Azarga shall pay to enCore by wire transfer the Termination Fee in immediately available funds to an account designated by enCore, prior to or concurrent with the termination of this Agreement.

(b)	For greater certainty, Azarga shall not be obligated to make more than one payment pursuant to Subsections 7.3(a).

(c)	Each Party acknowledges that the amount set out in this Section 7.3 in respect of the Termination Fee represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which enCore shall suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Azarga irrevocably waives any respective rights it may have to raise as a defence that any such liquidated damages are excessive or punitive.

ARTICLE 8

INDEMNIFICATION AND INSURANCE

8.1 Indemnification of Directors and Officers

enCore shall directly honour all rights to indemnification or exculpation now existing in favour of all present and former officers and directors (together with their respective heirs, executors or administrators) of Azarga and its Subsidiaries and enCore and Azarga acknowledge and agree that all such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms without modification.

8.2 Insurance

Prior to the Effective Date Azarga shall, and shall cause its Subsidiaries to, purchase customary “tail” or “run off” directors’ and officers’ liability insurance providing protection no less favourable to the protection provided by the policies maintained by Azarga and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date for a period of six years from the Effective Date and enCore shall cause Azarga and the Azarga Subsidiaries to maintain such policies in effect without any reduction in scope or coverage for six years following the Effective Date.

8.3 Beneficiaries

This Article 8 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, each insured or indemnified person and their respective heirs, executors, administrators and personal representatives and shall be binding on enCore, Azarga and their respective successors and assigns, and, Azarga hereby confirms that it is acting as agent and trustee on behalf of the persons described above.

ARTICLE 9

AMENDMENT AND WAIVER

9.1 Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and Applicable Laws, this Agreement may, at any time, and from time to time before and after the holding of the Azarga Meeting but not later than the Effective Date, be amended by written agreement of the Parties without further notice to or authorization on the part of the Azarga Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of any of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any documents to be delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants or conditions herein contained or waive or modify performance of any of the obligations of any of the Parties hereto;

(d)	waive compliance with or modify any mutual conditions precedent set out herein; and

(e)	complete or modify any Schedule of this Agreement, whether or not it is in substantially the form attached hereto.

9.2 Waiver

(a)	At any time prior to the Effective Date, any Party may:

(i)	extend the time for the performance of any of the obligations or other acts of the other Party; or

(ii)	waive compliance with any of the covenants or agreements of the other Party or with any conditions to its own obligations, but in each case only to the extent such obligations, agreements and conditions are intended for its benefit.

(b)	No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision (whether or not similar). No waiver shall be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other or further exercise of that right or the exercise of any other right under this Agreement.

ARTICLE 10

TERMINATION

10.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

10.2 Termination

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time:

(a)	by mutual written consent of enCore and Azarga;

(b)	by either enCore or Azarga upon notice by either one to the other if:

(i)	if the Arrangement Resolution shall not have been approved or adopted by the Azarga Shareholders at the Azarga Meeting in accordance with the Interim Order;

(ii)	if, after the date hereof, any final and non-appealable Applicable Law shall be effected by a Governmental Authority of competent jurisdiction that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins any of the Parties from consummating the Arrangement; or

(iii)	if the Effective Date does not occur on or prior to the Outside Date, provided that the failure of the Effective Date to so occur is not due to the failure of the Party seeking to terminate this Agreement pursuant to this Section 10.2(b)(iii) to perform or observe the covenants and agreements of such Party set forth herein;

(c)	By Azarga:

(i)	subject to Section 6.5, if (A) enCore has not performed any of its covenants or obligations under this Agreement; or (B) enCore has breached any representation or warranty of enCore set out in this Agreement, in each case, that would cause one or more conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that Azarga is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1 or 6.2 not to be satisfied;

(ii)	in order to enter into a binding written definitive agreement with respect to a Azarga Superior Proposal in compliance with Sections 7.1 and 7.2, provided that Azarga has paid the Termination Payment to enCore;

(iii)	any of the conditions set forth in Sections 6.1 or 6.3 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)	there has occurred a Material Adverse Effect in respect of enCore which is incapable of being cured on or prior to the Outside Date.

(d)	by enCore:

(i)	subject to Section 6.5, if (A) Azarga has not complied in all material respects with its covenants or obligations under this Agreement; or (B) Azarga has breached any representation or warranty of Azarga set out in this Agreement, in each case, that would cause one or more conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, provided that enCore is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1 or 6.2 not to be satisfied;

(ii)	if prior to the Effective Time: (A) the Azarga Board shall have made a Change in Recommendation; (B) Azarga shall have accepted or entered into or publicly proposes to accept or enter into (other than a confidentiality and standstill agreement permitted by Section 7.1) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal; or (C) Azarga breaches Article 7 in any material respect;

(iii)	any of the conditions set forth in Sections 6.1 or 6.2 is not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

(iv)	there has occurred a Material Adverse Effect in respect of Azarga which is incapable of being cured on or prior to the Outside Date.

10.3 Effect of Termination

If the termination rights are exercised in accordance with Section 10.1, written notice thereof shall be given to the other Party, specifying the provisions hereof pursuant to which such termination is made and except as set out in this Section 10.3, Sections 7.3, 10.1, and Article 11, which provisions shall survive the termination of this Agreement, no Party shall have any further liability to perform its obligations under this Agreement. Each Party hereby agrees that, upon any termination of this Agreement under circumstances where enCore is entitled to the Termination Fee and such Termination Fee is paid in full to enCore, enCore shall be precluded from any other remedy against Azarga, at law or in equity or otherwise, and enCore shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Azarga or any of it’s Subsidiaries, or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, no termination of this Agreement and nothing in this Section 10.3 shall relieve any Party to this Agreement of liability for willful or intentional breach or any liability arising prior to such termination.

10.4 Remedies

Subject to Section 10.3, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party or its Representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that prior to the termination of this Agreement pursuant to Section 10.2, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.

ARTICLE 11

GENERAL

11.1 Access to Information and Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing contracts, Azarga shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to enCore and to the officers, employees, agents and representatives of enCore such access as enCore may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish enCore with all data and information as enCore may reasonably request. enCore and Azarga acknowledge and agree that information furnished pursuant to this Section 11.1 shall be subject to the terms and conditions of the Confidentiality Agreement.

11.2 Expenses

Except as otherwise provided in this Agreement, the Parties agree that all out-of-pocket third-party transaction expenses of the Arrangement, including legal fees, financial advisor fees, regulatory filing fees, all disbursements by advisors and printing and mailing costs, will be paid by the Party incurring such expense.

11.3 Notice

(a)	Any notice, direction or other instrument required or permitted to be given hereunder will be in writing and may be given by delivering the same or sending the same by email transmission addressed as follows:

if to enCore:

enCore Energy Corp.
101 N. Shoreline Blvd, Suite 450 Corpus Christi, TX 78401

Email:	pgoranson@encoreenergycorp.com
Attention:	Paul Goranson, Chief Executive Officer

with copy to:

Email:	wms@encoreenergycorp.com
Attention:	William M. Sheriff, Chairman of the enCore Board

with copy to (which shall not constitute notice):

Morton Law LLP
1200-750 W. Pender Street Vancouver, BC, V6C 2T8
Email:	elm@mortonlaw.ca
Attention:	Edward L. Mayerhofer

if to Azarga:

Azarga Uranium Corp.
Unit 1- 15782 Marine Drive
White Rock, BC V4B 1E6
Email:	blake@azargaresources.com
Attention:	Blake Steele, President and Chief Executive Officer

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
2600-595 Burrard St
Vancouver, BC, V7X 1L3

Email:	steven.mckoen@blakes.com
Attention:	Steven McKoen

(b)	Any such notice, direction or other instrument, whether delivered or transmitted by email transmission, will be deemed to have been given at the time and on the date on which it was delivered to or received in the office of the addressee, as the case may be, if delivered or transmitted prior to 4:30 p.m. (local time) on a Business Day or at 9:00 a.m. (local time) on the subsequent Business Day if delivered or transmitted subsequent to such time.

(c)	Either Party hereto may change its address for service from time to time by notice given to the other Party hereto in accordance with this Section 11.3.

(d)	Any notice, direction or other instrument delivered under this Agreement will be signed by one or more duly authorized officers of the Party delivering it.

(e)	The delivery of any notice, direction or other instrument, or a copy thereof, to a Party hereunder will be deemed to constitute the representation and warranty of the Party who has delivered it to the other Party that such delivering Party is authorized to deliver such notice, direction or other instrument at such time under this Agreement (unless the receiving Party has actual knowledge to the contrary) and the receiving Party will not be required to make any inquiry to confirm such authority.

11.4 Public Announcement

No Party shall make any press release, public announcement or public statement regarding the Arrangement or the other transactions contemplated herein which has not been previously reviewed and commented on by the other Party, except that any Party may issue a press release or make a filing with a regulatory authority if counsel for such Party advises that such press release or filing is necessary in order to comply with Applicable Laws or the rules and policies of any stock exchange, in which case such Party shall first make a reasonable effort to obtain the approval of the other Party and provided further that nothing herein shall restrict either Party from including in any press release, material change report, continuous disclosure document or other document required to be prepared, sent, delivered, distributed, disseminated or filed, any statement regarding this Agreement, the Arrangement or the other transactions contemplated herein previously approved by the other Party or previously disclosed as permitted pursuant to this section. In addition, each Party shall consult with the other Party regarding, and provide the other Party a draft of, any press release, public announcement or public statement regarding the business, operations, results of operations, properties, assets, liabilities or financial condition of the respective Party or its Subsidiaries, and shall consider in good faith any comments or revisions requested by the other Party, provided that a Party may issue any such press release or make such a filing with a regulatory authority if its counsel advises that such press release or filing is necessary to comply with Applicable Laws or the rules and policies of any stock exchange, in which case such Party shall first make a reasonable effort to enable the other Party to review and comment on any such press release or filing and to obtain the approval of the other Party and shall consider in good faith any comments or revisions requested by the other Party.

11.5 Time of Essence

Time is of the essence of this Agreement.

11.6 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns.

11.7 Entire Agreement

This Agreement, together with the Confidentiality Agreement, constitutes the entire agreement and understanding between the Parties with respect to the Arrangement and other transactions contemplated hereby and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the Parties except as expressly set forth in this Agreement, and the Confidentiality Agreement.

11.8 Governing Law

(a)	This Agreement will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

11.9 Prohibition Against Assignment

None of the Parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other Party.

11.10 Third Party Beneficiaries

Except as provided in Article 8 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons at any time), each Party hereto intends that this Agreement will not benefit or create any right or give rise to any action on behalf of any person other than the Parties hereto, and no person other than the Parties hereto will be entitled to rely on the provisions hereof.

11.11 Further Assurances

Each Party shall, from time to time, and at all times hereafter at the reasonable request of the other Party, but without further consideration, do all such other acts and execute and deliver all such further documents and instruments as shall reasonably be required in order to fully perform and carry out the terms and intent hereof, including the Plan of Arrangement.

11.12 Counterpart Executions and Electronic Transmissions

This Agreement may be executed in counterparts, each of which when delivered (whether in originally executed form or by facsimile or other electronic transmission) will be deemed to be an original and all of which together will constitute one and the same document.

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENCORE ENERGY CORP.

By:	(signed) “Paul Goranson”
	Name:	Paul Goranson
	Title:	Chief Executive Officer

AZARGA URANIUM CORP.

By:	(signed) “Blake Steele”
	Name:	Blake Steele
	Title:	President and Chief Executive Officer

SCHEDULE “A”

PLAN OF ARRANGEMENT UNDER THE PROVISIONS OF DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATION ACT (BRITISH COLUMBIA)

ARTICLE 1

INTERPRETATION

1.1 Definition

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below, and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia) as now in effect and as it may beamended from time to time prior to the Effective Date;

“Arrangement” means an arrangement under the provisions of Division 5 of Part 9 of the Act, onthe terms set forth in this Plan of Arrangement, subject to any amendment or supplement thereto in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the directionof the Court in the Final Order;

“Arrangement Agreement” means the arrangement agreement dated September 7, 2021 between enCore and Azarga, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Azarga” means Azarga Uranium Corp., a corporation existing under the laws of the Province of British Columbia;

“Azarga Meeting” means the special meeting of the Azarga Shareholders, including any adjournmentthereof, to be held to consider and, if deemed advisable, approve the Arrangement;

“Azarga Optionholder” means a holder of Azarga Options;

“Azarga Options” means options to purchase Azarga Shares;

“Azarga Option Plan” means the stock option plan of Azarga;

“Azarga Shares” means the common shares in the share capital of Azarga;

“Azarga Shareholder” means a holder of Azarga Shares;

“Azarga Warrants” means warrants to purchase Azarga Shares;

“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in the Province of British Columbia on which banks are open for business in the City of Vancouver;

“Closing Ratio” has the meaning set out in subsection 3.1(a)(iii)(B);

“Consideration Securities” means, collectively, the Consideration Shares and the Replacement Options, and

“Consideration Security” means any one of such Consideration Securities;

“Consideration Shares” means the enCore Shares to be issued to the Azarga Shareholders in accordance with subsection 3.1(a)(ii);

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Trust Company of Canada., at such offices as will be set out in theLetter of Transmittal;

“Dissent Procedures” has the meaning set out in Section 4.1;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a registered Azarga Shareholder who dissents in respect of the Arrangement in strict compliance with the Dissent Procedures and is ultimately entitled to be paid fair value for their Azarga Shares;

“Effective Date” means the date agreed to by enCore and Azarga in writing as the effective date of the Arrangement, which date shall be no later than the fifth Business Day after the satisfaction or, wherenot prohibited, the waiver (subject to applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6 of the Arrangement Agreement, unless another date is agreed to in writing by the Parties;

“Effective Time” means the time on the Effective Date when the Arrangement will be deemed to be completed as may be agreed to by the Parties and as denoted on the filings with the Registrar, to the extent that such filings are required;

“enCore” means enCore Energy Corp., a corporation existing under the laws of the Province of British Columbia;

“enCore Shares” means common shares in the share capital of enCore;

“Exchange Ratio” has the meaning set out in subsection 3.1(a)(iii);

“Existing Azarga Directors and Officers” means those persons who are directors or officers of Azarga immediately prior to the Effective Time;

“Final Order” means the final order of the Court under Section 291 of the Act in a form acceptable to both Azarga and enCore, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Azarga and enCore, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both Azarga and enCore, each acting reasonably);

“In-The Money Amount” means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Azarga Shares that a holder is entitled to acquire on exercise of the option immediately before the Effective Time exceeds the amount payable to acquire such Azarga Shares;

“Interim Order” means the interim order of the Court, in a form acceptable to both Azarga and enCore, each acting reasonably, and containing declarations and directions with respect to the Arrangement and providing for, among other things, the callingand holding of the Azarga Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment modification, supplement or variation is acceptable to both Azarga and enCore, each acting reasonably);

“Letter of Transmittal” means the letter of transmittal delivered to Azarga Shareholders for use in connection with the Arrangement;

“New Azarga Directors and Officers” means W. Paul Goranson as director and president and William Sheriff as director and secretary;

“Plan of Arrangement” means this Plan of Arrangement and any amendment or variation hereto made in accordance with Article 6 hereof or the Arrangement Agreement or upon the direction ofthe Court in the Final Order;

“Registrar” means the “registrar” as defined in the Act;

“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

“Replacement Options” means options to acquire enCore Shares that will be granted by enCore to holders of Azarga Options pursuant to the Arrangement;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“United States” means the United States as that term is defined in Regulation S;

“U.S. Person” means a U.S. Person as that term is defined in Regulation S; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

1.2 Other Defined Terms

Any capitalized terms used in the Plan of Arrangement and not otherwise defined herein shall have the meanings ascribed thereto in the Arrangement Agreement.

1.3 Headings

The section and article headings in this Plan have been inserted for convenience of reference onlyand shall not be construed to affect the meaning, construction or effect of this Plan.

1.4 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word “including” or “includes” is used in this Plan it means “including without limitation” or “includes without limitation”, respectively.

The words “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Plan and include every instrument supplemental or ancillary to or in implementation of this Plan and, except where the context otherwise requires, not to any particular article, section or other portion hereof or thereof. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.5 Currency

All sums of money referred to in this Plan of Arrangement are expressed in lawful money of Canada.

1.6 Calculation of Days

Unless otherwise specified, time periods within or following which any act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following, if the last day of the period is not a Business Day.

In the event that any day on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.7 Governing Law

The provisions of this Plan shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

1.8 Statutory References

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, supplements or supersedes any such statute or any such regulation.

1.9 Time

Time is of the essence in the performance of the parties’ respective obligations.

ARTICLE 2

ARRANGEMENT AGREEMENT

2.1 Arrangement

This Plan of Arrangement constitutes an arrangement as referred to in Section 288 of the Act. This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Azarga, (ii) enCore, (iii) all holders and all beneficial owners of Azarga Shares, (iv) all holders and all beneficial owners of Azarga Options and Azarga Warrants, (v) the Depositary, and (vi) the registrarand transfer agent in respect of the Azarga Shares and the enCore Shares.

ARTICLE 3

ARRANGEMENT

3.1 Steps

(a)	At the Effective Time, each of the following shall occur and be deemed to occur in the sequence set out below, without further act or formality:

(i)	each Azarga Share held by a Dissenting Shareholder in respect of which the Azarga Shareholder has validly exercised his, her or its Dissent Rights shall be deemed to have been transferred by the holder thereof, without any further act or formality on its part, and free and clear of all liens, claims and encumbrances, to enCore, and enCore shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the securities register as a holder of Azarga Shares and enCore shall be recorded as the registered holderof the Azarga Shares so transferred and shall be deemed to be the legal owner of such Azarga Shares;

(ii)	the resignations of the Existing Azarga Directors and Officers, and the appointment of the New Azarga Directors and Officers, will be deemed to be effective;

(iii)	each Azarga Share outstanding immediately prior to the Effective Time held by an Azarga Shareholder (other than enCore or any Dissenting Shareholder) shall be transferred by the holder thereof to enCore and in consideration therefor enCore shall deliver (or cause to be delivered) to the holder thereof that number of enCore Shares as is equal to the greater of:

(A)	0.375 enCore Shares for each Azarga Share held; or

(B)	an exchange ratio calculated as $0.54 divided by the volume weighted average price (“VWAP”) of the enCore Shares over the 15 days immediately prior to the Effective Date of the Arrangement on which the TSXV was open for trading (the “Closing Ratio”), provided that if the Closing Ratio is greater than 0.49, the number of enCore Shares to be issued for each Azarga Share held shall be 0.49, and for all purposes of the Arrangement the enCore Shares receivable pursuant to such exchange ratio (the “Exchange Ratio”) shall be deemed to be such number, as fully paid and non-assessable Consideration Shares for each Azarga Share, subject to Article 5 hereof;

(iv)	in accordance with the terms of each Azarga Warrant, each holder of an Azarga Warrant outstanding immediately prior to the Effective Time shall receive upon the subsequent exercise of such holder’s Azarga Warrant, in accordance with its terms, and shall accept in lieu of each Azarga Share to which such holder was theretofore entitled upon such exercise, the number of enCore Shares which such Azarga Warrantholder would have been entitled to receive at the Effective Time if, at the Effective Time, the Azarga Warrantholder had been the holder of the number of Azarga Shares to which it was entitled to upon such exercise of the Azarga Warrant. After the Effective Time, the Azarga Warrants will not be exercisable in the United States or by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available; and

(v)	each Azarga Option outstanding immediately prior to the Effective Time, whether or not vested, shall be exchanged for an option issued by enCore (a “Replacement Option”) to acquire (on the same terms and conditions as were applicable to such Azarga Option immediately before the Effective Time under the Azarga Option Plan and the agreement evidencing the grant), the number (rounded down to the nearest whole number) of enCore Shares equal to the product of: (A) the number of Azarga Shares subject to such Azarga Option immediately prior to the Effective Time and (B) the Exchange Ratio. The exercise price per enCore Share subject to any such Replacement Option shall be the amount (rounded up to the nearest one- hundredth of a cent) equal to the quotient of (A) the exercise price per Azarga Share subject to such Azarga Option immediately before the Effective Time divided by (B) the Exchange Ratio. Replacement Options held by Directors, Employees, Management Company Employees and Consultants (as such terms are defined in the Azarga Option Plan) of Azarga (collectively, “Eligible Persons”) shall be fully vested (notwithstanding any vesting conditions currently attached to such Azarga Options). The expiry date of any Replacement Option held by an existing Eligible Person who ceases to be an Eligible Persons concurrently with the closing of the Arrangement or within a period of twelve (12) months after the Effective Date shall be the date that is 12 months after the date such person ceased to be an Eligible Person. Except as set out above, the terms of each Replacement Option shall be the same as the terms of the Azarga Option for which it was exchanged and shall be governed by the terms of the Azarga Option Plan and any certificate or agreement previously evidencing the Azarga Option shall thereafter evidence and be deemed to evidence such Replacement Option, and such Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act. On and after the Effective Time, no further Azarga Options will be granted under the Azarga Option Plan. Therefore, in the event that the Replacement Option In-The Money Amount in respect of a Replacement Option exceeds the Azarga Option In-The Money Amount in respect of the Azarga Option for which it is exchanged, the number of enCore Shares which may be acquired on exercise of the Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Replacement Option In-The Money Amount in respect of the Replacement Option does not exceed the Azarga Option In-The Money Amount in respect of the Azarga Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. The obligations of Azarga under the Azarga Option Planin respect of the Azarga Options will be assumed by enCore. The Replacement Options will not be exercisable in the United States or by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and applicable state securities laws is available.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1 Rights of Dissent

Pursuant to the Interim Order, registered holders of Azarga Shares may exercise rights of dissent (“Dissent Rights”) in connection with this Plan of Arrangement in the manner set forth in sections 237 to 242 of the Act as modifiedby the Interim Order, the Final Order and this Section 4.1 with respect to Azarga Shares in connection with the Arrangement (the “Dissent Procedures”), provided that notwithstanding section 242 of the Act, the exercise of Dissent Rights and written objection of such registered Azarga Shareholder to the special resolution approving the Arrangement must be received by Azarga not later than 5:00 p.m. (Vancouver Time) on the Business Day that is two (2) Business Days before the Azarga Meeting or any date to which the Azarga Meeting may be postponed or adjourned and provided further that Dissenting Shareholders who:

(a)	are ultimately entitled to be paid the fair value of their Azarga Shares, (i) shall be deemed to have transferred such Azarga Shares to enCore as of the Effective Time without any further act or formality, free and clear of all liens, claims and encumbrances, in consideration for the payment by enCore of the fair value thereof, incash; and (ii) will not be entitled to any other payment or consideration including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Right; or

(b)	are ultimately not entitled, for any reason, to be paid the fair value of their Azarga Shares, shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Azarga Shares, and shall receive Consideration Shares on the basis determined in accordance with Section 3.1(a)(ii).

In no circumstances shall any of Azarga, enCore or any other person be required to recognize a person exercising Dissent Rights unless such person is a registered holder of those Azarga Shares in respect of which such rights are sought to be exercised.

4.2 Recognition of Dissenting Shareholders

In no case shall any of Azarga, enCore, the Depositary or any other person be required to recognize a Dissenting Shareholder as a holder of Azarga Shares from and after the Effective Time, nor as having any interest in Azarga, enCore or any other Party hereto, and, from and after the Effective Time, the names of Dissenting Shareholders shall be deleted from the register of holders of Azarga Shares maintained by Azarga. For greater certainty, Azarga Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution shall not be entitled to Dissent Rights. In addition to any other restrictions set forth in the Act, none of the following shall be entitled to Dissent Rights: (i) Azarga Optionholders; and (ii) holders of Azarga Warrants.

ARTICLE 5

OUTSTANDING CERTIFICATES

5.1 Right to Certificates

(a)	Following receipt of the Final Order and prior to the Effective Time, enCore shall deposit, or arrange to be deposited, with the Depositary, for the benefit of the Azarga Shareholders (other than Dissenting Shareholders) certificates representing that number of Consideration Shares to be delivered pursuant to Section 3.1 hereof upon the exchange of the Azarga Shares, which certificates shall be held by the Depositary as agent and nominee for such former Azarga Shareholders for distribution to such persons in accordance with the terms of this Article 5.

(b)	As soon as practicable following the later of the Effective Time and the date of deposit with the Depositary of a duly completed Letter of Transmittal, the certificates which immediately prior to the Effective Time represented the Azarga Shares, and such other documents and instruments as the Depositary may reasonably require, enCore shall cause the Depositary:

(i)	to forward or cause to be forwarded by first class mail (postage prepaid) to each Azarga Shareholder (other than Dissenting Shareholders) at the address specified in the Letter of Transmittal;

(ii)	if requested by such Azarga Shareholder in the Letter of Transmittal, to make available at the Depositary for pick-up by such Azarga Shareholder; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request for pick-up, to forward or cause to be forwarded to such Azarga Shareholderat the address of such Azarga Shareholder on the share register of Azarga, by first class mail (postage prepaid), certificates representing that number of Consideration Shares and which such Azarga Shareholder has the right to receive and the certificate representing the Azarga Shares so surrendered shall be cancelled.

(c)	After the Effective Time, each certificate formerly representing Azarga Options will be deemed to represent options to acquire enCore Shares as provided in Article 3, provided that upon any transfer of such certificate formerly representing Azarga Options after the Effective Time, enCore shall issue a new certificate representing the relevant Replacement Options of enCore and such certificate formerly representing Azarga Options shall be deemed to be cancelled

(d)	After the Effective Time, each certificate formerly representing Azarga Warrants will be deemed to represent warrants to acquire enCore Shares as provided in Article 3, provided that upon any transfer of such certificate formerly representing Azarga Warrants after the Effective Time, enCore shall issue a new certificate representing the relevant warrants of enCore and such certificate formerly representing Azarga Warrants shall be deemed to be cancelled.

(e)	After the Effective Time, until surrendered as contemplated by this Section 5.1, each certificate which immediately prior to the Effective Time represented Azarga Shares that were transferred and exchanged pursuant to Article 3 shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender, subject to Section 5.3, the entitlements described in this Article 5.

5.2 Withholding and Sale Rights

enCore and the Depositary, as the case may be, will be entitled to deduct and withhold from any consideration payable to any person hereunder all amounts that enCore or the Depositary, as the case may be, is required to deduct and withhold with respect to that payment under the Tax Act, the United States Internal Revenue Code of 1986, in each case as amended, or any applicable provision of federal, provincial, territorial, state, local or foreign tax law, and to remit such withheld amounts to the relevant taxation authorities. To the extent that amounts are so withheld, those withheld amounts will be treated for all purposes of this Arrangement as having been paid to such person in respect of which that deduction and withholding was made, provided that those withheld amounts are actually remitted to the appropriate taxation authority. Either of enCore and the Depositary is hereby authorized to sell or otherwise dispose of, at such times and at such prices as it determines, in its sole discretion, such portion of the Consideration Shares otherwise issuable or payable to such holder as is necessary to provide sufficient funds to enCore or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement, and shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale or disposition (after deducting applicable sale commissions and any other reasonable expenses relating thereto) in lieu of the Consideration Shares or other consideration so sold or disposed of. To the extent that Consideration Shares or other consideration are so sold or disposed of, such withheld amounts or shares or other consideration so sold or disposed of, shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction, withholding, sale or disposition was made, provided that such withheld amounts, or the net proceeds of such sale or disposition, as the case may be, are actually remitted to the appropriate taxing authority. Neither of enCore nor the Depositary, as the case may be, shall be obligated to seek or obtain a minimum price for any of the Consideration Shares or other consideration sold or disposed of by it hereunder, nor shall any of them be liable for any loss arising out of any such sale or disposition.

5.3 No Fractional Shares

No certificates representing fractional enCore Shares shall be issued upon the surrender for exchange pursuant to Section 5.1 of certificates representing Azarga Shares. The number of ConsiderationShares to be received by a Azarga Shareholder will be rounded down to the nearest whole Consideration Share.

5.4 Distributions with Respect to Unsurrendered Certificates

No dividends or other distributions declared or made effective after the Effective Time with respect to enCore Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Azarga Shares that were exchanged pursuant to Section 3.1 unless and until the holder of such certificate shall surrender such certificate in accordance with Section 5.1. Subject to applicable law, at the time of such surrender of any such certificate (or, in the case of clause (ii) below, at the appropriate payment date), there shall be paid to the holder of record of those certificates formerly representing Azarga Shares, without interest: (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to the Consideration Shares, to which such Registered Holder is entitled; and (ii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to the Consideration Shares, to which such holder is entitled.

5.5 Extinguishment of Rights

Notwithstanding any of the other provisions hereof, any certificate which immediately prior to the Effective Time represented outstanding Azarga Shares that were exchanged pursuant to Section 3.1, ifit has not been surrendered with all other instruments required by this Section 5.5 on or prior to the sixth anniversary of the Effective Date, shall cease to represent a claim or interest of any kind or nature against any party. In such circumstances, the Consideration Shares to which such former registered holder of the Azarga Shares was ultimately entitled to receive hereunder shall be deemed to have been surrendered to enCore, together with all entitlement to dividends, distributions andcash thereon held for such former Azarga Shareholder, for no consideration.

5.6 Adjustment to the Exchange Ratio

The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into enCore Shares, other than stock dividends paid in lieu of ordinary dividends), consolidation, reorganization, recapitalization or any other like change with respect to the enCore Shares or the Azarga Shares occurring after the date of the Arrangement Agreement and prior to the Effective Time.

5.7 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Azarga Shares that were to be exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen ordestroyed certificate, any certificates pursuant to this Section 5.6 deliverable in accordance with suchholder’s Letter of Transmittal. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the holder to whom certificates are to be delivered and issued shall, as a condition precedent to the delivery and issuance thereof, give a bond satisfactory to enCore, or its respective successor entities, and their respective transfer agents in such sum as enCore, or its respective successor entities, may direct, or otherwise indemnify enCore and its respective successor entities, in a manner satisfactory to enCore and its respective successor entities, against any claim thatmay be made against enCore, or its respective successor entities, with respect to the certificate allegedto have been lost, stolen or destroyed.

ARTICLE 6

GENERAL

6.1 Right to Amendment

enCore and Azarga reserve the right to amend, modify or supplement this Plan of Arrangement from time to time and at any time prior to the Effective Time, provided that any such amendment, modification or supplement must be (i) set out in writing; (ii) agreed in writing by enCore and Azarga; (iii) filed with the Court and, if made following the Azarga Meeting, approved by the Court; and (iv) communicated to the Azarga Shareholders in the manner required by the Court (if so required).

6.2 Amendments Before Meeting

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Azarga at any time prior to or at the Azarga Meeting (provided that enCore shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Azarga Shareholders voting at the Azarga Meeting, in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

6.3 Amendment After Meeting

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Azarga Meeting shall be effective only if (i) it is consented to in writing by each of Azarga and enCore; and (ii) if required by the Court, it is consented to by the Azarga Shareholders voting in the manner directed by the Court.

6.4 Amendments of an Administrative Nature

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date by enCore, provided that it concerns a matter which, in the reasonable opinion of enCore, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Azarga Shares, Azarga Options or Azarga Warrants.

6.5 Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Agreement.

ARTICLE 7

FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of Azarga and enCore shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

SCHEDULE “B”

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	The entering into and delivery of the Arrangement Agreement between Azarga Uranium Corp. (the “Company”) and enCore Energy Corp. (“enCore”) dated September 7, 2021 (the “Arrangement Agreement”) and the performance of the Company’s obligations thereunder is hereby approved, adopted ratified and confirmed together with any additions, deletions or amendments thereto that have been or may be made in accordance with the terms of the Arrangement Agreement and consented to by any one director or officer of the Company.

2.	The plan of arrangement (the “Plan of Arrangement”) under section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving enCore, the Company and shareholders of the Company, a copy of which was attached as Schedule A to the management information circular of the Company dated [●], 2021, together with any additions, deletions or amendments thereto that have been or may be made in accordance with the terms of the Plan of Arrangement is hereby authorized and approved.

3.	The directors of the Company may, without further notice to or approval from the shareholders of the Company, amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement of the Plan of Arrangement, as applicable.

4.	The directors of the Company may, subject to the terms of the Arrangement Agreement and the Plan of Arrangement, without further notice to or approval from the shareholders of the Company, elect not to proceed with the Plan of Arrangement or otherwise give effect to these special resolutions.

5.	Any one director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver, under corporate seal or otherwise, all such agreements, forms, waivers, notices, certificates and other documents and instruments, and to do or cause to be done all such other acts and things, as such director or officer considerers necessary, desirable or useful for the purpose of giving effect to these resolutions.

B-1

SCHEDULE “C”

FORM OF LOAN AGREEMENT

LOAN AGREEMENT

THIS AGREEMENT is dated for reference                                             .

BETWEEN:

ENCORE ENERGY CORP.

(the “Lender”)

AND:

AZARGA URANIUM CORP.

(the “Borrower”)

WHEREAS the Lender and the Borrower have entered into an Arrangement Agreement (the “Arrangement Agreement”) dated September 7, 2021 whereby the Lender and the Borrower will undertake certain corporate transactions;

WHEREAS in connection with the Arrangement Agreement, the Lender has agreed to provide to the Borrower a loan (the “Loan”) in the principal sum of $t in Canadian dollars in accordance with the following terms and conditions (this “Loan Agreement”);

NOW THEREFORE THIS LOAN AGREEMENT witnesses that in consideration of the premises and the mutual covenants and agreements herein contained, the parties agree as follows:

1. INTERPRETATION

1.1 Currency. All references to dollars or currency in this Loan Agreement are to Canadian dollars.

1.2 Loan Amount. “Loan Amount” means the Principal Sum and all other amounts payable to the Lender hereunder.

1.3 Loan Documents. “Loan Documents” means this Loan Agreement, the Note, and all other documents or instruments executed by the Borrower in connection with this Loan Agreement and the Loan.

1.4 Business Day. The term “business day” as used herein means any day of the week except Saturday, Sunday, any day that is a “holiday”, as such term is defined in the British Columbia Interpretation Act or any day which shall be a federal legal holiday in the United States or a day on which banking institutions in the United States are authorized or required by law or other government action to close.

1.5 Governing Law. This Loan Agreement will in all respects be governed by and will be construed and interpreted in accordance with the laws of British Columbia and the laws of Canada applicable therein.

1.6 Severability. If any one or more of the provisions contained in this Loan Agreement should be invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provision or provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

1.7 Included Words. Wherever the singular or the masculine is used herein the same will be deemed to include the plural or the feminine or the body politic or corporate where the context or the parties so require.

1.8 Headings. The headings to the clauses of this Loan Agreement are inserted for convenience only and will not affect the construction hereof.

1.9 Defined Terms. Capitalized terms not otherwise defined herein shall have the meanings as set forth in the Arrangement Agreement.

2. LOAN

2.1 Amount. The Lender hereby agrees to advance the Loan to the Borrower in one advance totaling tin Canadian dollars, upon execution and delivery of this Loan Agreement and the Note, on the terms and conditions contained herein (the aggregate of all amounts advanced to the Borrower is hereinafter defined as the “Principal Sum”).

2.2 Evidence of Indebtedness for Principal Sum. As evidence of the Borrower’s indebtedness to the Lender for the Principal Sum, the Borrower will grant a promissory note (the “Note”), in the form attached as Schedule A, and deliver the same to the Lender concurrently with the signing and delivery of this Loan Agreement.

2.3 Conflict with Promissory Note. To the extent there is any conflict or inconsistency between the terms of this Loan Agreement and the Note, the terms of this Loan Agreement will prevail.

2.4 Purpose. The purpose of the Loan is to provide working capital for the business operations of the Borrower and its subsidiaries or to fund the acquisition of a uranium property adjacent to the Borrower’s and its subsidiaries Gas Hills project.

3. REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties. The Borrower hereby represents and warrants to the Lender, regardless of any independent investigations that the Lender may make, as follows:

(a)	the Borrower is duly incorporated and validly existing under the laws of the province of British Columbia and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. The Borrower is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary;

(b)	the Borrower has the requisite corporate power and authority to enter into this Loan Agreement and the Loan Documents, and to perform its obligations hereunder. The execution and delivery of this Loan Agreement and the Loan Documents by the Borrower and the consummation by the Borrower of the transactions contemplated by this Loan Agreement and the Loan Documents have been duly authorized by the board of directors of the Borrower and no other corporate proceedings on the part of the Borrower are necessary to authorize this Loan Agreement and the Loan Documents. This Loan Agreement has been duly executed and delivered by the Borrower and constitutes a valid and binding obligation of the Borrower, enforceable by the Lender against the Borrower in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(c)	the execution and delivery by the Borrower of this Loan Agreement and the Loan Documents and performance by it of its obligations hereunder and under the Loan Documents will not violate, conflict with or result in a breach of any provision of the constating documents of the Borrower or violate, conflict with or result in a breach of any material agreement to which the Borrower is bound;

4. INTEREST

4.1 Calculation of Interest. Interest will accrue on the Loan Amount at the rate of 5.0% per annum and will be calculated annually. Interest at such rate will accrue on the outstanding Loan Amount from the date such amount was advanced to the Lender to the date of payment and interest at such rate will be payable both before and after default under this Loan Agreement and before and after judgment.

4.2 Payments of Interest. The Borrower will make payments of accrued interest annually commencing on the anniversary date of this Loan Agreement provided all accrued interest will be due and owing on the date the Principal Sum is repaid in full by the Borrower.

5. PAYMENT OF PRINCIPAL SUM, INTEREST AND FEES

5.1 Promise to Pay. The Borrower will pay the unpaid portion of the Principal Sum, interest and costs thereon to the Lender without any requirement of the Lender to provide demand or notice for payment to the Borrower within six (6) months after the Arrangement Agreement is terminated.

5.2 Place of Payment. Any payment by the Borrower will be made by bank draft or certified cheque and delivered to the Lender at 101 N. Shoreline Blvd, Suite 450, Corpus Christi, TX 78401 or paid by wire transfer or other electronic payment to the account designated by Lender.

5.3 Prepayment. The Borrower will have the right, at any time and from time to time, without notice, to prepay all or any portion of the Loan Amount due under this Loan Agreement, without penalty or bonus upon payment of accrued and unpaid interest on the amount so paid, including upon completion of the transactions contemplated by the Arrangement Agreement.

6. CONDITIONS PRECEDENT

6.1 The obligation of the Lender to advance the Loan shall be subject to the fulfilment, as of the date of each advance, of each of the following conditions:

(a)	The Borrower shall have executed the Arrangement Agreement and this Loan Agreement;

(b)	The Borrower shall have performed and complied in all material respects with all of the covenants, agreements, obligations and conditions required by this Loan Agreement and the Arrangement Agreement;

(c)	The Borrower shall have executed the Note;

(d)	The Lender shall have received certified copies of all action taken by the Borrower, including resolutions of the directors of the Borrower authorizing the execution, delivery and performance of the Loan Documents;

(e)	The Lender shall have received a certificate as to the legal existence and good standing and status of the Borrower, issued by the appropriate public official in the jurisdiction in which it is formed; and

(f)	The Lender shall have received from the Borrower such instructions to advance the Loan as may in the Lender’s opinion, acting reasonably, be necessary or advisable to give effect to this Loan Agreement.

7. POSITIVE COVENANTS

7.1 So long as the Loan or any portion thereof, or other liability or obligation of the Borrower to the Lender remains outstanding under this Loan Agreement or so long as any commitment of the Lender under this Loan Agreement remains in effect, the Borrower shall:

(a)	observe and comply in all material respect respects at all times with the provisions of all laws;

(b)	use the Loan only in accordance with Schedule B attached hereto and Section 2.19 of the Arrangement Agreement, and otherwise comply with Section 2.19 of the Arrangement Agreement; and

(c)	provide such other information as the Lender may reasonably request from time to time.

8. NEGATIVE COVENANTS

8.1 So long as the Loan or any portion thereof, or other liability or obligation of the Borrower to the Lender remains outstanding under this Loan Agreement or so long as any commitment of the Lender under this Loan Agreement remains in effect, the Borrower shall not, without the prior written consent of the Lender, take or omit to take any action, or do or fail to do anything, that would result in a material impairment of the assets, income or capital of the Borrower outside the regular course of business, except those actions which are permitted pursuant to the terms of the Arrangement Agreement.

9. EVENTS OF DEFAULT

9.1 Events of Default. The occurrence of any of the following events is an event of default (each, an “Event of Default”):

(a)	the Borrower defaults in the payment of any amount when due under this Loan Agreement or the Note, and in the case of late payment of interest and cash, shall continue unremedied for 10 calendar days; or

(b)	the Borrower becomes insolvent, makes a general assignment for the benefit of creditors or the Borrower admits the Borrower’s inability to pay it’s debts as they become due; or

(c)	an order for relief is entered against the Borrower or the Borrower is adjudicated bankrupt or insolvent under or institutes any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt or similar proceeding relating to it under the laws of any jurisdiction; or

(d)	any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt or similar proceedings is instituted against the Borrower and remains undismissed for a period of sixty (60) days; or

(e)	any representation or warranty made by the Borrower in this Loan Agreement or any of the Loan Documents shall be false in any material respect when made; or

(f)	the Borrower is in breach of any other provision of this Loan Agreement or the Loan Documents, and such breach shall continue unremedied for 10 calendar days after notice thereof from the Lender to the Borrower.

9.2 Remedies For Events of Default. Upon the occurrence of an Event of Default, the Lender may:

(a)	accelerate and forthwith declare due and payable the Loan Amount and any and all accrued interest without presentment of any promissory notes evidencing the same, and without demand, protest or other notices of any kind, all of which are hereby expressly waived; and

(b)	exercise any and all rights, powers, remedies and recourses available to the Lender under this Loan Agreement, the Note, the Loan Documents or any other security documents, at law, in equity or otherwise.

9.3 Waiver of Default. The Lender may by written instrument in its absolute discretion at any time and from time to time waive any breach by the Borrower of any of the covenants herein.

9.4 No Waiver. No failure or delay on the part of the Lender in exercising any right, power or privilege under this Loan Agreement will operate as a waiver thereof, and any single or partial exercise of any right, power or privilege under this Loan Agreement will not preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein expressly specified are cumulative and not exclusive of any rights or remedies which the Lender would otherwise have under this Loan Agreement, at common law or in equity. The acceptance by the Lender of any further security or of any payment of or on account of the Loan after a default or of any payment on account of any partial default will not be construed to be a waiver of any right to take advantage of any future default or of any past default not completely cured thereby. The Lender may exercise any and all rights, powers, remedies and recourses available to it under this Loan Agreement, any related agreements, or any other remedy available to them at law, concurrently or individually without the necessity of an election.

9.5 Records of the Lender. The records of the Lender as to payment of any money payable hereunder or any part thereof being in default or of any demand for payment having been made will be prima facie evidence of such fact.

10. MISCELLANEOUS

10.1 Notice. The Lender may send any notice, demand or communication to the Borrower in respect of this Loan Agreement either in person, by courier service or other personal method of delivery, to Azarga Uranium Corp., Unit 1, 15782 Marine Drive, White Rock, BC, V4B 1E6 or such other address which the Borrower has provided notice to the Lender in accordance with the requirements of this section. All notices and other communications given or made pursuant to this Loan Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day.

10.2 No Prejudice. Nothing in this Loan Agreement will prejudice or impair any other right or remedy which the Lender may otherwise have with respect to the Loan hereunder.

10.3 No Borrower Assignment. The Borrower will have no right to assign or transfer its rights or obligations hereunder.

10.4 Enurement. This Loan Agreement will be binding upon and enure to the benefit of the Borrower and the Lender and their respective successors and assigns. The Lender shall not assign, or grant participation interest in, the Loan Amount, this Loan Agreement or any form document relating hereto, without the prior written consent of the Borrower (which consent shall not be unreasonably withheld or delayed).

10.5 Time. Time will be of the essence of this Loan Agreement.

10.6 Counterparts. This Loan Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Loan Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

[The remainder of this page has been intentionally left blank; signature page follows.]

AS EVIDENCE OF THEIR AGREEMENT the parties hereto have caused this Loan Agreement to be executed and delivered by their authorized officers as of the date first noted above.

ENCORE ENERGY CORP.

Per:
Authorized Signatory

AZARGA URANIUM CORP.

Per:
Authorized Signatory

SCHEDULE A

PROMISSORY NOTE

C$t

FOR VALUE RECEIVED, AZARGA URANIUM CORP. (the “Borrower”) HEREBY PROMISES TO PAY TO ENCORE ENERGY CORP. (the “Lender”), the principal sum of t dollars ($t) in lawful currency of Canada (the “Principal Sum”), and interest thereon at a rate of 5.00% per annum, upon and subject to the terms and conditions set out in the Loan Agreement (the “Loan Agreement”) dated for reference                                      , 2021 among the Borrower and the Lender as set out in the Loan Agreement and subject to the following additional terms and conditions:

Lender’s Non-Waiver of Rights - Failure of the Lender to enforce any of its rights or remedies under this Note will not constitute a waiver of the rights of the Lender to enforce such rights and remedies thereafter.

Borrower’s Waiver - Subject to the terms of the Loan Agreement, the Borrower hereby waives demand and presentment for payment, notice of non-payment, protest and notice of protest of this Note.

Transferability - This Note is not transferable except in accordance with the terms of the Loan Agreement.

Governing Law - This Note (and any transactions, documents, instruments, or other agreements contemplated in this Note) shall be construed and governed exclusively by the laws in force in British Columbia and the federal laws of Canada applicable therein, and the Supreme Court of British Columbia shall have non-exclusive jurisdiction to hear and determine all disputes arising hereunder. The undersigned irrevocably attorns to the non-exclusive jurisdiction of said court and consents to the commencement of proceedings in such court. This provision shall not be construed to affect the rights of the Lender to enforce a judgment or award outside said province, including the right to record and enforce a judgment or ward in any other jurisdiction.

Executed at Vancouver, British Columbia by a duly authorized signatory of the Borrower, as of the            day of                 , 2021.

AZARGA URANIUM CORP.,

By:
Authorized Signatory

SCHEDULE B

USE OF LOAN PROCEEDS

Description:	Total $	Detail